Exhibit 6

DENISON MINES

Focused.
Experienced.
Growing.

Annual Report 2013

Dear Shareholders:

Last year I wrote to you about the bold steps that Denison had taken during 2012 towards achieving its goal of becoming Canada’s preeminent uranium exploration company. After disposing of our former mining operations in the USA over a year and a half ago, Denison’s management team has been focused on developing the Company’s portfolio of uranium deposits and exploration properties, through acquisition and aggressive exploration, into one of the strongest strategic portfolio of uranium interests in the Athabasca Basin.

Denison started the year by completing the acquisition of JNR Resources Inc., a junior exploration company with interests in the Basin. Through this acquisition, Denison increased its ownership to 100% on five of its properties, including Moore Lake and Bell Lake, and acquired interests in six others. On the heels of closing the JNR acquisition, Denison announced the acquisition of Fission Energy Corp. By way of arrangement, Denison acquired Fission and a majority interest in the Waterbury Lake project, along with interests in several other projects located on the Eastern side of the Athabasca Basin, and an interest in the Dome exploration project in Namibia. With the acquisition of Waterbury Lake and the J Zone deposit, Denison added approximately 7.68 million pounds of indicated mineral resources to its portfolio in Saskatchewan.

Led by an experienced team located in Saskatoon, exploration activities in the Basin continued throughout 2013 at an impressive pace. With interests in 43 projects covering 584,000 hectares of land in Saskatchewan, Denison spent over US$12 million on a combination of nearly 55,000 metres of diamond drilling and geophysical surveying and line-cutting on 18 properties. During the year, Denison reported several high grade intersections at the Phoenix deposit on the Wheeler River property, including hole WR-525 which intersected 43.8% U3O8 over 12.0 metres for a grade times thickness product (“GT”) of 525.6 %m, the highest GT of any hole drilled to date on the Wheeler River property. Also at Wheeler River, mineralization was intersected over a strike length of 330 metres at the recently discovered 489 Zone.

Also in 2013, Denison advanced its plans to spin-out its African assets to its shareholders by announcing the acquisition of Rockgate Capital Corp. and its 100% interest in the Falea uranium-copper-silver project in Mali. This acquisition, which closed at the start of 2014, not only provides jurisdictional diversification to Denison’s African portfolio, but also bolstered Denison’s balance sheet by adding approximately US$15.3 in cash and investments as at December 31, 2013.

Heading into 2014, you can expect more of the same from Denison, as we embark on an even more ambitious exploration program focused on growing our resource base by targeting our high priority projects located in proximity of existing processing infrastructure in the Eastern Athabasca Basin. In addition, with the anticipated start of production from Cigar Lake, Denison will reap the benefits of its strategic 22.5% interest in the McClean Lake mill with the initial receipt of toll milling revenue later in the year. Finally, the Company will continue on its path to focus on the Athabasca Basin, with the divestiture of its international assets, but only if the inherent value can be recognized by our shareholders.

The Company’s balance sheet is strong, with the Canadian exploration program fully funded from the proceeds of a CAD$15.0 million (US$14.4 million) private placement of common shares issued on a “flow-through” basis earlier in 2013, and nearly US$38M of cash, equivalents and investments on hand at December 31, 2013.

With significant ground work completed in 2013, and momentum beginning to return to the uranium space in early 2014, Denison’s management team is truly excited about the opportunity to build on the Company’s recent successes during 2014 and beyond.

The Board of Directors and I, on the behalf of the management team, thank all of our shareholders for your continued support and interest in Denison.

Signed “Ron F. Hochstein”

Ron Hochstein

President and Chief Executive Officer

March 6, 2014

Management’s Discussion and Analysis

Year ended December 31, 2013

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 6, 2014 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2013. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the “Risk Factors” section of this document or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Management’s Discussion and Analysis

Year ended December 31, 2013

2013 HIGHLIGHTS

•	The Company completed a takeover of Rockgate Capital Corp. (“Rockgate”) by acquiring 89.7% of the outstanding shares of Rockgate by December 31, 2013 and the remaining 10.3% on January 17, 2014. This takeover added $15.3 million in cash and investments, and bolstered the Company’s African portfolio of assets by adding Rockgate’s Falea project located in Mali and 100% interests in other properties located in Mali and Niger.

•	The Company completed 54,840 metres of diamond drilling, and performed geophysical surveying and linecutting on 18 properties in the Athabasca Basin.

•	The Company reported several high grade intersections at the Phoenix deposit on the Wheeler River property including WR-525 which intersected 43.8% U3O8 over 12.0 metres for a grade times thickness product (“GT”) of 525.6 %m, the highest GT of any hole drilled to date on the Wheeler River property. Mineralization was also intersected over a strike length of 330 metres at the recently discovered 489 Zone.

•	The Company granted Strateco Resources Inc. (“Strateco”) the option to earn up to a 60% interest in Denison’s Jasper Lake property in the eastern Athabasca Basin of Saskatchewan.

•	The Company’s earnings were negatively impacted by a $47.1 million impairment charge taken against the Company’s Mutanga project located in Zambia and the Company’s Riou Lake project located in Canada.

•	The Company closed a CAD$15.0 million ($14.4 million) private placement of common shares issued on a “flow-through” basis, which will fund its Canadian exploration programs through to the end of 2014.

•	Denison completed the acquisition (“Fission Arrangement”) of Fission Energy Corp. (“Fission”) which included its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint arrangements in Namibia. Denison completed a mineral resource estimate for the J Zone deposit at the Waterbury Lake project in accordance with the requirements of National Instrument 43-101 (“NI 43-101”). The J Zone mineral resource, on a 100% basis, is estimated to be 291,000 tonnes grading 2.00% U3O8 containing 12,810,000 pounds of U3O8. All of the mineral resource is classified as indicated and reported above a cutoff grade of 0.1% U3O8.

•	Denison closed its plan of arrangement (“JNR Arrangement”) with JNR Resources Inc. (“JNR”) which increased Denison’s partial interests in five exploration properties to 100%, and added seven exploration properties to Denison’s property portfolio in Saskatchewan.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of 43 projects and totals approximately 584,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Management’s Discussion and Analysis

Year ended December 31, 2013

STRATEGY

Denison has built one of the strongest portfolios of strategic uranium deposits and properties, including an interest in a uranium milling facility, in the Eastern Athabasca Basin. Denison plans to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through successful exploration programs and corporate development activities to position the Company as a top-tier Athabasca Basin focused uranium industry investment.

URANIUM INDUSTRY INFORMATION

The impact of the Fukushima Daichii nuclear incident continues to be felt as reactors in Japan remain shut down. Nuclear power capacity, however, is projected to grow while uranium production continues to be below annual demand resulting in continued depletion of remaining inventories and secondary supplies. Current uranium prices have resulted in the shutdown of some operations and the delay of several uranium projects. Prices must increase to support the development of new mines that will be required to meet existing demand and projected increases in future demand.

Uranium Demand

According to the International Energy Agency’s World Energy Outlook 2013, world electricity generation is projected to increase on average by 2.2% per year from 19,005 terawatt-hours in 2011 to 32,150 terawatt-hours in 2035. Non-OECD countries account for the bulk of incremental electricity demand, led by China (36%), India (13%), Southeast Asia (8%) and the Middle East (6%). Nuclear power is projected to maintain a 12% share of electricity generation, which represents a downward revision from previous projections due to policy changes in a few countries, such as Germany and Switzerland, the Fukushima Daiichi incident, and competitive pressures from natural gas in North America.

The World Nuclear Association reports that there are 434 nuclear reactors operable in 30 countries as of February 1, 2014. These reactors can generate 374.3 gigawatts of electricity and supply approximately 11% of the world’s electrical requirements. Of greater significance, 70 nuclear reactors are under construction in 14 countries with the principal drivers of this expansion being China, Russia, India, South Korea and the United States which have a total of 54 reactors under construction. Based on the most recent statistics from the World Nuclear Association, there are a total of 243 reactors that are either under construction, or planned around the world. By comparison, prior to the Fukushima incident, in February 2011, there were only 218 reactors under construction or planned.

China, in particular, has a very aggressive new build program underway. China currently has 20 reactors in operation producing approximately 17.0 gigawatts. There are 28 reactors under construction representing an additional 31.6 gigawatts, all of which are anticipated to be in operation by mid-2018. Some non-nuclear countries are continuing to move ahead with their plans, such as Saudi Arabia, which plans to build up to 16 reactors, and the United Arab Emirates, with two reactors under construction and contracts for two additional reactors. UxCo has estimated in its Q4 Outlook that, by 2030, there will be 615 nuclear reactors in operation worldwide in 40 countries, supplying 597 gigawatts. UxCo also estimated in its Q4 Outlook that uranium demand will grow from 171.1 million pounds of U3O8 in 2013 to 275.0 million pounds in 2030.

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970’s, as well as government inventories, were being drawn down, primary mine production accounted for approximately 50% of demand. A number of new mines have been brought into production in Kazakhstan and Africa over the last five years. From 2008 to 2013, annual production in Kazakhstan has more than doubled from 22.1 million pounds U3O8 to 58.0 million pounds. Reduction in demand coupled with increased primary production results in current primary production accounting for approximately 89% of demand. With the restart of Japanese reactors, the projected increases in demand from new reactor construction, dwindling secondary supplies and depletion of current uranium resources, more mines will be required.

As a result of the current low uranium prices, several uranium development projects have been delayed and some current production sources have been shut down. UxCo has estimated in its Q4 Outlook that existing mine production plus new planned and potential mine production will increase primary uranium supply from 153.7 million pounds in 2013 to 202.9 million pounds in 2020. One of the principal drivers for the increase in primary mine production is expected to continue to be Kazakhstan, which is projected to increase production by about 9% between 2013 and 2020. In order to reach estimated primary uranium supply levels, in addition to Kazakhstan, a number of new mines will need to be developed and brought into production. Cigar Lake in Canada is projected to begin production in 2014, and Husab in Namibia, which is being built by a Chinese utility as a source of captive supply, is projected to start production in 2016. For other projects to move forward to meet the production forecasts, uranium prices will need to increase appreciably to support the higher cost production profile of these projects and the significant capital expenditures that will be required.

Management’s Discussion and Analysis

Year ended December 31, 2013

Secondary Uranium Supply

Primary mine production currently supplies approximately 89% of current demand. The balance of demand is supplied from secondary sources such as commercial inventories, reprocessing of spent fuel, enricher uranium sales and inventories held by governments, in particular, the U.S. Department of Energy. By far, the most significant of the secondary supplies has been the 18 to 24 million pounds per year that was provided from the High Enriched Uranium (“HEU”) down blending program of Russian nuclear warheads to commercial nuclear fuel. The HEU program ended at the end of November, 2013. The HEU program has resulted in the downblending of 500 MTU of HEU from dismantled nuclear warheads.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, as a result of the shutdown of the German nuclear program and the continued shut down of the Japanese nuclear fleet, commercial inventories could become more of a factor. A larger source of secondary supplies is government inventories, particularly in the U.S. and Russia. The disposition of these inventories may have a market impact over the next 10 to 20 years, although, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

UxCo expects that secondary sources of supply will fall from 2013 levels of 52.4 million pounds per year to 35.0 million pounds per year in 2014 and continue to decline to 29.2 million pounds per year by 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have sufficient domestic uranium supplies to fuel their own nuclear power reactors. The electric utilities in those countries must secure their required uranium supply by entering into medium and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and production cost profile. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including governments and other utilities holding excess inventory.

While long-term demand is steadily growing, short-term demand is affected in large part by utilities’ uncovered requirements. To the extent that utilities have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary. Uncovered demand is projected to increase significantly over the period of 2015 to 2018, which should result in increased contract activity late 2014 and into 2015.

Historically, spot prices are more volatile than long-term prices. The spot price began 2013 at $43.50 per pound U3O8 and trended lower throughout the year, ending 2013 at $34.50 per pound U3O8.

The long-term price is set on a monthly basis and began the year at $56.00 per pound U3O8. It rose to $57.00 per pound at the end of April, declined to $55.00 at the end of June and then dropped to $50.00 per pound, where it remained through to the end of 2013.

Competition

Uranium demand is international in scope but supply is characterized by a relatively small number of companies operating in only a few countries. Five producers produced approximately 67% of the estimated world production in 2013 and about 73% of the world’s production came from only four countries, namely Kazakhstan, Canada, Australia and Niger. Kazakhstan is the largest producer, producing approximately 38% of the total primary production in 2013.

Management’s Discussion and Analysis

Year ended December 31, 2013

SELECTED ANNUAL FINANCIAL INFORMATION

On June 29, 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) whereby it sold its subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”). In accordance with IFRS, the Company has restated its prior year presentation of its statement of comprehensive income to include only the Company’s continuing operations in detail and to disclose the results of its U.S. Mining Division separately as a discontinued operation.

	Year Ended
(in thousands, except for per share amounts)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Results of Operations:
Total revenues from continuing operations	$10,407	$11,127	$25,796
Net income (loss) from continuing operations	(83,835)	(25,471)	(24,552)
Net income (loss) from discontinued operations	—	(92,493)	(46,317)
Basic and diluted earnings (loss) per share from continuing operations	(0.19)	(0.07)	(0.07)
Basic and diluted earnings (loss) per share from discontinued operations	—	(0.24)	(0.12)

(in thousands)	As at Dec. 31, 2013	As at Dec. 31, 2012	As at Dec. 31, 2011
Financial Position:
Cash and cash equivalents	$21,786	$38,188	$53,515
Short term investments	10,040	—	—
Long-term investments	5,901	2,843	522

Cash, equivalents and investments	37,727	41,031	54,037
Working capital	29,391	35,298	93,516
Property, plant and equipment	281,010	247,888	367,370
Total assets	330,969	300,356	504,486
Total long-term liabilities	$41,283	$28,630	$38,391

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2013	2013	2013	2013
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1
Total revenues from continuing operations	$2,413	$2,801	$2,902	$2,291
Net income (loss) from continuing operations	(30,459)	(45,477)	(2,430)	(5,469)
Basic and diluted earnings (loss) per share from continuing operations	(0.06)	(0.10)	(0.01)	(0.01)

	2012	2012	2012	2012
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1
Total revenues from continuing operations	$2,596	$2,496	$2,431	$3,604
Net income (loss) from continuing operations	(4,605)	(9,651)	(1,699)	(9,516)
Net income (loss) from discontinued operations	155	188	(50,361)	(42,475)
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.03)	(0.01)	(0.03)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	(0.13)	(0.11)

Management’s Discussion and Analysis

Year ended December 31, 2013

RESULTS OF OPERATIONS

Revenues

•	Services and Other

Revenue from DES for the three months and year ended December 31, 2013 was $2,013,000 and $8,763,000 compared to $2,211,000 and $9,456,000 in the same periods in 2012. Revenue decreased in 2013 due to the expiry of the Faro contract in March 2012.

Revenue from the management contract with UPC for the three months and year ended December 31, 2013 was $400,000 and $1,644,000 compared to $385,000 and $1,671,000 in the same periods in 2012.

Operating Expenses

•	Mining

Canada

Commissioning of the McClean Lake mill began in the second quarter of 2013 to prepare for processing of Cigar Lake ore. The Cigar Lake joint venture (“CLJV”) continues to pay nearly all of the expenses under the terms of the toll milling agreement. Denison’s share of operating costs for the three months and year ended December 31, 2013 totaled $209,000 and $958,000 compared to $1,194,000 and $3,359,000 for the three months and year ended December 31, 2012. Operating costs were lower in 2013 primarily due to lower expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program.

Mali

The Company incurred operating expenses of $431,000, during the fourth quarter of 2013 towards completion of engineering studies, metallurgical test work and to maintain field operations on the recently acquired Falea uranium, silver and copper project.

•	Services and Other

Operating expenses include costs relating to DES amounting to $1,921,000 and $8,077,000 for the three months and year ended December 31, 2013 compared to $2,165,000 and $9,243,000 for the same periods in 2012.

Management’s Discussion and Analysis

Year ended December 31, 2013

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development on 63 projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia, comprising an aggregate of 1,203,000 hectares. While the Company has material interests in uranium projects in Asia and Africa, its primary focus (43 projects, 584,000 hectares) remains in the Eastern Athabasca Basin, Canada.

100% Denison
Denison operated JVs
Areva operated JVs
Highest priority projects
Uranium Mine
Select Uranium Deposits
Uranium Mill
ATHABASCA BASIN
Hatchet Lake
Bell Lake
Murphy Lake
Wolly
Midwest
McClean
Waterbury Lake
Johnston Lake
Eagle Pt.
Cigar Lake
McClean Lake
Gumboot
Candle
Packrat
Park Creek
Jasper Lake
Black Bear
Marten
Stevenson River
McArthur River
Wolverine
Lynx Lake
Wheeler River
Moon Lake
Bachman Lake
Moore Lake
Russell Lake
Perpete Lake
Crawford Lake
South Dufferin
0
100 km

Denison’s Projects in the Athabasca Basin

Exploration expenditures for the three months and year ended December 31, 2013 were $1,621,000 and $13,682,000 compared to $1,823,000 and $12,508,000 for the same periods in 2012. The increase in expenditures for the year ended December 31, 2013 is primarily due to increased spending on the Canadian properties offset by reduced spending on the Zambian and Mongolian properties.

Management’s Discussion and Analysis

Year ended December 31, 2013

•	Canada

Denison’s share of exploration spending on its Canadian properties totaled $1,245,000 and $12,019,000 for the three months and year ended December 31, 2013 compared to $701,000 and $5,725,000 for the same periods in 2012.

Exploration programs undertaken during the year ended December 31, 2013 included:

Property	Ownership	Activity
Wheeler River	60% Denison	Drilling (25,650 metres)
Geophysical surveys

Bachman Lake	80% Denison (1)	Drilling (2,170 metres)
Bell Lake	100% Denison	Geophysical surveys

Crawford Lake	100% Denison	Drilling (780 metres)

Gumboot	100% Denison	Drilling (3,060 metres)

Hatchet Lake	50% Denison	Drilling (2,370 metres)

Johnston Lake	100% Denison	Drilling (2,080 metres)
Geophysical surveys

McClean Lake	22.5% Denison	Drilling (4,110 metres)

Moon Lake	56.8% Denison	Drilling (1,350 metres)

Moore Lake	100% Denison	Drilling (5,110 metres)
Geophysical surveys

Murphy Lake	50% Denison	Geophysical surveys

Packrat	100% Denison	Drilling (1,190 metres)

Perpete Lake	100% Denison	Geophysical surveys

Russell Lake	37.8% Denison	Drilling (1,010 metres)

South Dufferin	100% Denison	Drilling (1,270 metres)

Stevenson River	100% Denison	Geophysical surveys

Waterbury Lake	60% Denison	Drilling (2,350 metres)
Geophysical surveys

Wolly	22.5% Denison	Drilling (2,340 metres)

(1)	International Enexco Limited earned a 20% interest in the Bachman Lake project by funding the initial CAD$500,000 of the drill program.

Management’s Discussion and Analysis

Year ended December 31, 2013

Wheeler River

A total of 25,650 metres was completed in 50 drill holes during the year at Wheeler River. Drilling highlights are summarized in the table and discussion below:

Wheeler River 2013 Drilling Highlights

Hole-ID	Area	From (m)	To (m)	Length (m)	U3O8 (%)
WR-496	Phoenix Zone A	407.5	415.5	8.0	20.0
WR-498	Phoenix Zone A	404.1	412.6	8.5	10.9
WR-499	Phoenix Zone A	405.5	413.5	8.0	7.3
WR-501	Phoenix Zone A	406.0	409.0	3.0	13.5 eU3O8[1]
and	Phoenix Zone A	411.0	412.0	1.0	3.0 eU3O8[1]
and	Phoenix Zone A	424.0	429.0	5.0	0.5
WR-523	Phoenix Zone A	405.2	406.2	1.0	0.1 eU3O8[1]
and	Phoenix Zone A	412.0	415.0	3.0	0.1
WR-525	Phoenix Zone A	400.5	412.5	12.0	43.8
WR-527	Phoenix Zone A	403.5	405.2	1.7	16.4 eU3O8[1]
WR-528	Phoenix Zone A	403.7	406.8	3.1	13.0 eU3O8[1]
WR-533	Phoenix Zone A	405.0	411.0	6.0	1.8
WR-534	Phoenix Zone A	406.5	412.0	5.5	6.8
WR-535	Phoenix Zone A	400.0	408.5	8.5	7.8
and	Phoenix Zone A	413.0	415.0	2.0	0.6
WR-489	489 Zone	387.3	392.8	5.5	0.1
WR-511A	489 Zone	375.5	377.0	1.5	0.5 eU3O8[1]
and	489 Zone	378.3	379.3	1.0	0.2 eU3O8[1]
and	489 Zone	387.8	388.9	1.1	0.2 eU3O8[1]
WR-518	489 Zone	411.0	414.0	3.0	0.4

[1]	eU3O8 is radiometric equivalent uranium calculated from a total gamma down-hole probe

Winter Exploration Program

A total of 14,580 metres of exploration and infill drilling was completed in 27 holes. Sixteen of the drill holes were completed on five different exploration target areas (489 Zone, K Zone, Phoenix North, 232 area and the REa area) on the Wheeler River property. The highlight of the winter program was the discovery of new unconformity related uranium mineralization at the 489 Zone. Located approximately 2.1 kilometres northeast of the Phoenix deposits, the 489 Zone straddles the sub-Athabasca unconformity at a vertical depth of 380 metres below surface. The rock types, alteration and structure are similar to the Phoenix deposits. Mineralization was intersected on both drill hole fences completed during the winter program, which were about 65 metres apart.

On the other four exploration target areas, encouraging geochemistry and alteration was observed at Phoenix North, and the K Zone. No significant mineralization, alteration or geochemistry was observed at the 232 and REa areas. Another five drill holes explored for basement mineralization proximal to the north end of the Phoenix Zone A deposit. Although no significant mineralization was intersected, this area remains open for further testing.

The remainder of the winter program included four infill drill holes completed in the Phoenix Zone A deposit where high-grade uranium mineralization was intersected in all four drill holes.

Summer Exploration Program

A total of 11,070 metres of drilling was completed in 23 holes. At the Phoenix deposit, eight drill holes were completed in the summer program at Zone A to evaluate the potential for extensions of high grade mineralization beyond the limits of the high grade domain established for the December 2012 mineral resource estimate. Five of these drill holes encountered higher grade mineralization, with drill hole WR-525 being particularly significant. The results suggest that further efforts to extend higher grade mineralization are warranted. Areas to be targeted include both the western and eastern margins of Phoenix Zone A.

Management’s Discussion and Analysis

Year ended December 31, 2013

Ten drill holes were completed on wide spaced (300 metre) fences at the 489 Zone. Only drill hole WR-518 returned significant mineralization, and it extended the strike length of known mineralization at the 489 Zone to 330 metres. However, the alteration system and structural setting in the basement continues beyond the area drilled and will be followed up in future drill programs.

Additionally, four drill holes were completed in the Phoenix North area and one was completed at the REa area. No significant mineralization was encountered in these drill holes. Faulted graphitic pelitic rocks with significant sandstone alteration and anomalous geochemistry continue to be observed in the Phoenix North area, and drill targets remain there.

Other Properties

Bachman Lake, Crawford Lake and Moon Lake – Drilling of six holes at Bachman Lake, Crawford Lake and Moon Lake was conducted as a combined program due to the close proximity of the properties. Significant alternation and structure in the sandstone and basement was observed at Bachman Lake and Crawford Lake, but not at Moon Lake. International Enexco Limited funded the Bachman Lake drilling and, as a result, earned a 20% interest in that property.

Johnston Lake, Gumboot – Since Gumboot is adjacent to the Johnston Lake project, the summer program was conducted as a combined program. DC-resistivity geophysical surveying was completed and was followed up with a six hole drilling campaign. Weakly elevated radioactivity was encountered at Johnston Lake associated with alteration and structure adjacent to the unconformity.

Hatchet Lake – A total of 2,370 metres of exploration drilling was completed in 13 drill holes. Uranium mineralization was intersected at the unconformity in two drill holes on the Crooked-Richardson Lakes trend. The best result was in drill hole RL-13-16, which intersected 0.45% U3O8 over 2.3 metres beginning at 124.0 metres down the drill hole. Further drilling is required to follow up on these results.

Wolly and McClean Lake – At the AREVA Resources Canada Inc. (“AREVA”) operated Wolly and McClean Lake projects, a total of 6,450 metres of exploration drilling was completed in 34 drill holes. No significant mineralization was intersected.

Moore Lake – A total of 5,110 metres of exploration drilling was completed in 12 drill holes. While no significant mineralization was intersected, several target areas require further exploration and Moore Lake remains a high priority property. Geophysical surveying was completed following the drill campaign.

Packrat – A six hole diamond drilling program on structural/geophysical targets at the Packrat property was completed. Weakly elevated radioactivity was encountered in basement rocks associated with alteration and faulting in two of the drill holes. Geochemical analyses confirm that the radioactivity is due to uranium. The highest value was 0.16% U3O8 over 0.3 metres in drill hole PR-13-06.

South Dufferin – Ten short diamond drill holes were completed on geophysical targets at this property located along the south rim of the Athabasca basin. No significant mineralization was intersected, although several shear zones in the basement rocks were encountered that confirm the presence of the Dufferin Lake fault system through the property.

Waterbury Lake – Linecutting and geophysical (DC-resistivity) surveying was completed along trend northwest of the J Zone uranium deposit at Waterbury Lake. An initial interpretation suggests that the area has geophysical features that are analogous to the J Zone and Midwest deposits. A six hole diamond drilling program was completed to follow up on the results. Significant alteration and structure in both the sandstone and basement was observed in some of the drill holes.

In the third quarter of 2013, Denison filed a technical report for the mineral resource estimate for the newly acquired J Zone deposit at the 60% owned Waterbury Lake project, in accordance with the requirements of NI 43-101. The report estimates, on a 100% basis, indicated resources of 291,000 tonnes grading 2.00% U3O8, containing 12,810,000 pounds of U3O8 above a cutoff grade of 0.1% U3O8.

Geophysical surveys were also completed on Bell Lake, Murphy Lake, and Stevenson River.

The Company signed an option agreement with Strateco in December 2013 whereby Denison granted Strateco the option to earn up to a 60% interest in Denison’s Jasper Lake property in the eastern Athabasca Basin. Jasper Lake consists of 18 mineral claims totalling 45,271 hectares along the eastern margin of the Athabasca Basin and is an amalgamation of four Denison properties formerly known as Jasper Lake, Minor Bay, Ahenakew Lake and North Wedge.

Management’s Discussion and Analysis

Year ended December 31, 2013

•	Zambia

Exploration expenditures of $270,000 and $1,066,000 for the three months and year ended December 31, 2013 were incurred on the Company’s Mutanga project in Zambia compared to $1,097,000 and $3,627,000 for the same periods in 2012. Soil geochemical surveying and radon sampling programs were completed during the year with several anomalies identified that are worthy of follow-up programs. A 1,900 line-kilometre helicopter-borne electromagnetic geophysical survey was also completed and successfully mapped key rock types and faults on the property. In comparison, the Company completed 18,160 metres of exploration drilling at Mutanga East, Dibwe North and the Dibwe-Mutanga corridor in 2012.

As a result of a review by the Ontario Securities Commission, a restated technical report for mineral resource estimates for the Mutanga project was completed in the third quarter of 2013, combining the Mutanga, Dibwe, and Dibwe East deposits into a single resource estimate, in accordance with NI 43-101. The combined resource estimate includes measured and indicated resources of 10,280,000 tonnes grading 0.034% U3O8 containing 7,800,000 pounds of U3O8 and inferred resources of 65,200,000 tonnes grading 0.029% U3O8 containing 41,400,000 pounds of U3O8.

•	Mali

Minimal exploration expenditures of $39,000 were spent on Falea in 2013 after acquiring the property. The Company carried out a detailed review of the project and is planning a 2014 program consisting of soil geochemical surveying, radon sampling programs and airborne geophysical surveys.

•	Namibia

A program of diamond drilling was completed by joint venture partner Rio Tinto Mining and Exploration Limited (“Rio”) on the Dome property in October and November, 2013. The program consisted of 2,330 metres in seven drill holes at two areas targeting leucogranite (alaskite) hosted uranium mineralization. Two of the drill holes encountered substantial thicknesses of leucogranite with local weak uranium mineralization. Down hole spectrometer probe results indicate that the maximum grade of uranium in the intersections is approximately 250 ppm eU3O8.

On March 4, 2014, Rio issued notice to the Company that it intends to terminate its option to earn an interest in the Dome project in Namibia. Rio discontinued activities at the site at the end of February 2014. Given Rio’s decision, the Company is evaluating potential work plans.

•	Mongolia

Exploration expenditures on the Company’s GSJV properties in Mongolia totaled $59,000 and $550,000 for the three months and year ended December 31, 2013 compared to $25,000 and $3,156,000 for the same periods in 2012. Exploration activities have been reduced in 2013, as the Company focuses on completing the field programs and studies necessary to convert the Company’s exploration licences to mining licences. By comparison, the Company completed a 29,600 metre drill program on the Urt Tsav and Ulziit properties in 2012.

The Company has started exploring strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

General and Administrative

General and administrative expenses totaled $2,250,000 for the three months and $8,167,000 for the year ended December 31, 2013 compared with $3,731,000 for the three months and $10,475,000 for the year ended December 31, 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. The decrease in general and administrative expenditures in the year ended December 31, 2013 is largely due to decreases in share-based compensation and personnel costs from the implementation of various staff reduction plans late in 2012 and early 2013.

Impairment – Mineral Properties

In light of the implied valuations associated with recent market transactions involving companies with uranium projects in Africa, and in conjunction with regular reviews of exploration and development plans for its projects, the Company completed an impairment test on its Mutanga project in Zambia. Since the Mutanga project’s recoverable amount was determined to be lower than its carrying amount, the Company has recognized an impairment loss of $46,165,000 in the year ended December 31, 2013.

Management’s Discussion and Analysis

Year ended December 31, 2013

In February 2014, the Company released its land holdings related to the Riou Lake property in Saskatchewan which was acquired as part of the Fission Arrangement. The Company has recognized impairment charges of $934,000 as a result of the abandonment of this property.

Other Income and Expenses

Other income (expense) totaled $2,345,000 and ($529,000) for the three months and year ended December 31, 2013 compared with ($1,457,000) and ($2,676,000) for the same periods in 2012. The decrease in other expenses for the year ended December 31, 2013 is primarily due to a $1,212,000 gain from the sale of the overriding royalty on an oil property in Italy and $2,543,000 in reduced foreign exchange losses, offset by $1,851,000 in increased losses on equity investment fair value adjustments.

Income Tax Recovery and Expense

Income tax recovery (expense) totaled ($18,586,000) and ($15,422,000) for the three months and year ended December 31, 2013, compared with $1,372,000 and $3,895,000 for the same periods in 2012. The decrease in the income tax recovery for the year ended December 31, 2013 is primarily due to the impact of a recent change in legislation, partially offset by the recognition of certain previously unrecognized tax assets. During the three months ended December 31, 2013, the Company recorded a one-time non-cash deferred income tax expense of $18,410,000 as a result of the substantive enactment of changes to the Crown Mineral Royalty Regulations (“Regulations”) in Saskatchewan. The changes in the Regulations give effect to a new uranium mining royalty system. A component of the new royalty system constitutes an income-based tax and is within the scope of IAS 12. The tax basis available to the Company under the new system is significantly less than the carrying value associated with the assets that will be subject to the royalty in future years. As a result, the new royalty system gave rise to a significant deferred tax liability and deferred tax expense. The previous royalty system was not accounted for as an income-based tax. Also during 2013, the Company recorded a deferred tax recovery of $1,727,000 to recognize certain previously unrecognized Canadian tax assets as a result of the renunciation of certain tax benefits to shareholders, pursuant to the Company’s CAD$7,005,000 flow-through share issuance in October 2012.

Discontinued Operations

On June 29, 2012, EFR acquired the Company’s U.S. Mining Division in exchange for consideration equal to 425,440,872 common shares of EFR (“EFR Share Consideration”). Immediately following the close of this transaction, the Company reorganized its capital and distributed the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital.

As a result of the transaction with EFR (“EFR Transaction”), Denison accounted for its U.S. Mining Division as a discontinued operation.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $21,786,000 at December 31, 2013 compared with $38,188,000 at December 31, 2012. The decrease of $16,402,000 was due primarily to cash used in operations of $21,143,000, cash used in investing activities of $7,878,000, and an unfavourable foreign exchange impact of $1,328,000, offset by cash provided by financing activities of $13,947,000.

Net cash used in operating activities was $21,143,000 during the year ended December 31, 2013, primarily driven by exploration expenditures, operating expenses and general and administrative expenses, offset by changes in working capital items.

Net cash used in investing activities was $7,878,000 consisting primarily of $5,762,000 spent in connection with the JNR, Fission and Rockgate transactions and $2,262,000 spent on property, plant and equipment expenditures.

Net cash from financing activities totaled $13,947,000, primarily due to the issuance of common shares for a May 2013 “flow-through” share offering, net of issue costs.

Management’s Discussion and Analysis

Year ended December 31, 2013

On January 31, 2014, the Company entered into a revolving term credit facility (the “Credit Facility”) for CAD$15,000,000. The use of the Credit Facility is restricted to the issuance of non-financial letters of credit and contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to $150,000,000. The Credit Facility terminates on January 31, 2015.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. Letters of credit issued under the Credit Facility are subject to a fee of 2.0% per annum and the balance is subject to a standby fee of 0.75%.

TRANSACTIONS WITH RELATED PARTIES

•	Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. On April 1, 2013, a new management services agreement was signed. Under the terms of the new agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The new management services agreement has a three-year term and may be terminated by either party upon the provision of 120 days written notice.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

Management fees were incurred with UPC for the periods noted:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands)	2013	2012	2013	2012
Revenue
Management fees	$400	$385	$1,644	$1,671

At December 31, 2013, accounts receivable includes $148,000 (2012—$143,000) due from UPC with respect to the fees indicated above.

•	Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to EFR as part of the sale of the U.S. Mining Division) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings, a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire. KEPCO is also entitled to nominate one director to Denison’s board of directors, so long as its share interest in Denison is above 5.0%.

As at December 31, 2013, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 12.1%.

•	Other

During 2013, the Company has incurred investor relations, administrative service fees, and other expenses of $188,000 (2012: $75,000) with a company owned by the Chairman of the Company, and having a common President. At December 31, 2013, an amount of $nil (December 31, 2012: $nil) was due to this company.

Management’s Discussion and Analysis

Year ended December 31, 2013

During 2013, the Company has incurred fees of $1,634,000 (2012: $299,000) with a law firm where a director of the Company is a partner at the firm. At December 31, 2013, an amount of $82,000 (December 31, 2012: $285,000) is due to this law firm.

During 2013, the Company has incurred fees of $47,000 (2012: $52,000) for air chartered services from a company owned by the Chairman of the Company. At December 31, 2013, an amount of $nil (December 31, 2012: $nil) is due to this company.

•	Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands)	2013	2012	2013	2012
Salaries and short-term employee benefits	$390	$452	$1,630	$1,614
Share-based compensation	130	362	577	1,127
Termination benefits	—	867	—	867

Key management personnel compensation	$520	$1,681	$2,207	$3,608

FINANCIAL INSTRUMENTS

			December 31	December 31,
	Financial	Fair	2013	2012
	Instrument	Value	Fair	Fair
(in thousands)	Category(1)	Hierarchy	Value	Value
Financial Assets:
Cash and equivalents	Category D		$21,786	$38,188
Trade and other receivables	Category D		4,148	2,638
Investments
Equity instruments	Category A	Level 1	1,106	2,332
Equity instruments	Category B	Level 1	17	511
Debt instruments	Category A	Level 1	14,818	—
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,299	2,254

			$44,174	$45,923

Financial Liabilities:
Account payable and accrued liabilities	Category E		7,992	4,878
Debt obligations	Category E		97	229

			$8,089	$5,107

(1)	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and equivalents, debt instruments and restricted cash and equivalents is limited by dealing with credit worthy financial institutions. Denison’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, where the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and equivalents and debt instruments and its access to credit facilities, if required.

Management’s Discussion and Analysis

Year ended December 31, 2013

The Company’s investments that are designated as financial assets at fair value through profit or loss have resulted in other income (expense) of ($1,328,000) for the year ended December 31, 2013 compared to $523,000 for the year ended December 31, 2012.

The Company’s investments designated as available for sale have resulted in unrealized gains (losses) recognized in accumulated other comprehensive income of $286,000 for the year ended December 31, 2013 compared to $34,000 for the year ended December 31, 2012. Additionally, investment impairments on these investments were recorded under other income (expenses) totaling ($39,000) for the year ended December 31, 2013 compared to ($64,000) for the year ended December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At March 6, 2014, there were 484,710,231 common shares issued and outstanding, 8,026,023 stock options outstanding and 1,059,675 warrants outstanding for a total of 493,795,929 common shares on a fully-diluted basis.

OUTLOOK FOR 2014

In 2014, the Company is planning an expanded exploration program in the Athabasca Basin, continued work on its African portfolio and the first receipt of toll milling revenue from the processing of Cigar Lake ore at its 22.5% owned McClean Lake mill facility. The 2014 budget has been revised to reflect a drop in revenue due to the reduction in the guidance for Cigar Lake production and an associated lower uranium sales volume generated from McClean Lake ores milled in 2014.

(in thousands)	Revised Budget (1)
Canada (2)
Mineral sales	$1,155
Toll milling fees	850
Exploration	(14,276)
Development/operations	(1,564)

(13,835)
Africa
Mali	(2,000)
Zambia	(1,830)

(3,830)
Asia
Mongolia	(962)
Services and Other (2)
Management fees and commissions	1,996
Environmental services	604
Corporate general and administration	(4,433)

(1,833)

Total	$(20,460)

(1)	Only Denison’s material operations are shown in the above table.
(2)	Budget figures have been converted using a US$ to CAD$ exchange rate of 0.95.

Management’s Discussion and Analysis

Year ended December 31, 2013

Canada

Exploration

Denison will manage or participate in a total of 19 exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$21.2 million of which Denison’s share is CAD$15.0 million.

At Denison’s 60% owned Wheeler River project, a 27,600 metre winter and summer drill program is planned along with geophysical surveys at a total cost of CAD$8.0 million (Denison’s share, CAD$4.8 million). Drill targets at Wheeler River include extensions of high grade mineralization at the Phoenix deposit and follow up drilling on the 489 Zone, Phoenix North and on the K Zone. The K Zone is a 12 kilometre long corridor of faulted metasediments with highly elevated trace element geochemistry and substantial hydrothermal alteration along the western side of the property. To date, the Company has completed over half of the 28 planned drill holes for the Wheeler River winter drill program.

In addition, the Company has completed winter drill programs at Moore Lake (4,100 metres), Hatchet Lake (2,030 metres), and Park Creek (1,910 metres) and has drill programs planned for Bell Lake (5,000 metres), Crawford Lake (3,550 metres), Bachman Lake (3,050 metres), Waterbury Lake (2,700 metres), Wolly (4,000 metres) and McClean Lake (2,700 metres). Wolly and McClean Lake are operated by AREVA and Denison’s interest is 22.5% in each of those projects. Exploration work including drilling or geophysical programs will also be carried out on the Johnston Lake, Candle, Murphy Lake, Packrat, Black Bear, Marten, Lynx Lake and Wolverine properties.

Development/Operations

At McClean Lake, the expansion of the mill from 13 to 24 million pounds annual U3O8 capacity is being fully funded by the Cigar Lake joint venture and is well underway. First ore from the Cigar Lake mine is anticipated to be delivered to the mill in the first quarter and processing of ores from the McClean Lake SABRE program and from Sue B, blended with Cigar Lake ore, is scheduled to begin mid-2014. Denison’s share of operating and capital expenditures at the mill in 2014 is estimated at CAD$1.1 million. Denison’s expenditures are expected to be offset by revenue from the sale of approximately 30,000 pounds U3O8, recovered from McClean Lake ores processed at the mill, and from toll milling fees. Total revenue from operations is projected at CAD$1.9 to 2.4 million.

Due to low uranium prices, the Midwest and McClean underground projects will continue to remain on stand-by in 2014. Total expenditures on these projects is budgeted at CAD$0.9 million (Denison’s share, CAD$212,000). While significant milestones were achieved by the McClean joint venture in the development of the SABRE mining technology in 2012 and 2013, a decision was made by the joint venture to put this program on stand-by. As a result, SABRE expenditures are expected to be reduced in 2014 to CAD$650,000 (Denison’s share, CAD$146,000).

International

On its wholly owned Mutanga project in Zambia, the Company plans to carry out further geological mapping, geochemical and trenching programs to follow up on the results of the work completed in 2013. The Zambian program is estimated to total $1.8 million.

On its wholly owned Falea project in Mali, the Company is planning to carry out geological field programs and metallurgical test work. The Mali program is estimated to total $2.0 million.

In Mongolia, the 2014 expenditures are estimated to total $1.0 million.

Other Activities

Revenue from operations at DES is budgeted at CAD$7.0 million and operating expenses are forecast to be CAD$6.3 million for 2014. Capital expenditures and reclamation funding are projected to be CAD$0.7 million.

Management fees from Denison’s contract with UPC are budgeted at CAD$2.1 million in 2014.

Corporate administration expenses are forecast to be CAD$4.6 million in 2014 and include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses.

Management’s Discussion and Analysis

Year ended December 31, 2013

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 does not include the operations of Rockgate. Rockgate’s assets represented approximately 8% of the book value of the consolidated total assets for the Company at December 31, 2013. Under guidelines established by the SEC, companies are permitted to exclude the operation of controls in recently acquired entities from their assessment of internal control over financial reporting during the first year after an acquisition while the target company is integrated into the Company’s control environment.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Determination of a Mineral Property being Sufficiently Advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource and the suitability of the resources to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(b)	Valuation of Mineral Properties

The Company undertakes a review of the carrying values of mineral properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated recoverable amounts determined by reference to estimated future operating results, discounted net cash flows and current market valuations of similar properties. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts.

Management’s Discussion and Analysis

Year ended December 31, 2013

(c)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company computes deferred tax assets and liabilities in respect of taxes that are based on taxable profit. Taxable profit is understood to be a net, rather than gross, taxable amount that gives effect to both revenues and expenses. Taxable profit will often differ from accounting profit and management may need to exercise judgment to determine whether some taxes are income taxes (subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(d)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

NEW ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following new and revised accounting standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

(a)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

(b)	International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 supersedes IAS 31 “Interests in Joint Ventures” and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 “Investments in Associates and Joint Ventures”.

The Company has reviewed its joint arrangements and concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its existing joint arrangements. New interests in joint arrangements acquired or entered into during the current year have been accounted for in accordance with IFRS 11.

Management’s Discussion and Analysis

Year ended December 31, 2013

(c)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.

(d)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 establishes new guidance on fair value measurement and related disclosure requirements and clarifies that the measurement of fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.

The adoption of IFRS 13 by the Company did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments; however, the adoption of this standard has resulted in additional disclosure about the fair value of financial instruments that are measured on a recurring basis.

(e)	International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income.

The Company reviewed its accounting policy for post-employment benefits that it followed in 2012 and concluded that under IAS 19 it would no longer be able to amortize the experience gains associated with its post-employment benefits. In addition, the unamortized experience gain previously reported as a component of the post-employment benefit liability would need to be reclassified to accumulated other comprehensive income (“AOCI”), net of tax.

The Company adopted these amendments retrospectively and adjusted its opening equity as at January 1, 2012 to reflect the unamortized experience gain portion of its post-employment liability as a component of AOCI. Any experience gain amortization amounts previously recorded within operating expenses in the statement of operations have been reversed.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2014:

(a)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in October 2010 by the IASB to replace IAS 39, Financial Instruments – Recognition and Measurement. The replacement standard has the following significant components: it establishes two primary measurement categories for financial assets – amortized cost and fair value; it establishes criteria for the classification of financial assets within the measurement category based on business model and cash flow characteristics; and it eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management and enhances disclosure about hedge accounting and risk management. Additionally, as the impairment guidance and certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015 has been removed. Entities may apply IFRS 9 before the IASB completes the amendments but are not required to do so.

The Company has not evaluated the impact of adopting this standard.

(b)	International Accounting Standard 36, Consolidated Financial Statements (“IAS 36”)

IAS 36 was amended in May 2013 to make small changes to the disclosures required by IAS 36 when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit (“CGU”) at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined.

Management’s Discussion and Analysis

Year ended December 31, 2013

The amendments are effective for accounting periods beginning on or after January 1, 2014 with earlier adoption permitted. The Company has not evaluated the impact of adopting this additional disclosure.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Company has the following contractual obligations at December 31, 2013:

(in thousands)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Debt Obligations	$97	$55	$42	$—	$—
Operating lease and other obligations	$687	$369	$301	$17	$—

In connection with the EFR Transaction, Denison remained a guarantor under a sales contract assigned to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The mill and mine reclamation estimates at December 31, 2013 are $12,208,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements. The Company has posted letters of credit and trust funds as security for these liabilities. At December 31, 2013, the amount of these restricted cash and investments and letters of credit collateralizing the Company’s reclamation obligations was $11,417,000.

ENVIRONMENTAL RESPONSIBILITY

The Company is committed to the operation of its facilities that puts the safety of its workers, its contractors, its community, the environment and the principles of sustainable development above all else. The Company is committed to the following principles:

•	It will build and operate its facilities in compliance with all applicable laws and regulations of the jurisdictions in which it operates;

•	It will adopt and adhere to standards that are protective of both human health and the environment at all of its facilities;

•	It will establish goals and objectives that would encourage the ongoing development of a sound program of sustainability in the communities that it operates in; and

•	It will keep radiation, health and safety hazards and environmental risks as low as reasonably achievable.

Management’s Discussion and Analysis

Year ended December 31, 2013

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise that are not currently foreseen by management of Denison that may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations.

Denison’s current and future uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the takeover of Rockgate, the Fission Arrangement, the JNR Arrangement and the EFR Transaction. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties and could adversely impact the Company and the price of its common shares.

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Waterbury, GSJV and Mutanga and Dibwe projects are Denison’s future sources of uranium concentrates. Unless no other mineral reserves or resources are discovered, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace production.

Management’s Discussion and Analysis

Year ended December 31, 2013

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore mineral reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral resources and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison’s securities; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange. If an active market for Denison’s securities does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline, such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on these operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

Management’s Discussion and Analysis

Year ended December 31, 2013

As an example, AREVA is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. AREVA, as the operator, is responsible for all dealings with unionized employees. AREVA may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint arrangements and is undertaking uranium exploration and development programs in Mongolia, Mali, Namibia, Niger and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia, Mali, Namibia, Niger and Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

There is also a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.

Global Financial Conditions

Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. These increased levels of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the common shares.

Ability to Maintain Obligations under Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Management’s Discussion and Analysis

Year ended December 31, 2013

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint arrangements, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Management’s Discussion and Analysis

Year ended December 31, 2013

Dependence on Issuance of Licence Amendments and Renewals

The Company maintains regulatory licences in order to operate its mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. Changes in these policies and restrictions may adversely impact Denison’s business.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint arrangement partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Management’s Discussion and Analysis

Year ended December 31, 2013

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO

As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to Board representation. Provided KEPCO holds over 5% of Denison’s common shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison’s Board. Although KEPCO’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominee is likely to be an employee of KEPCO and he or she may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders.

Management’s Discussion and Analysis

Year ended December 31, 2013

The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Signed “Ron F. Hochstein”	Signed “David D. Cates”
Ron F. Hochstein	David D. Cates
President and Chief Executive Officer March 6, 2014	Vice-President Finance & Tax Chief Financial Officer

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 does not include the operations of Rockgate Capital Corp. (“Rockgate”). Rockgate’s assets represented approximately 8% of the book value of the consolidated total assets for the Company at December 31, 2013. Under guidelines established by the SEC, companies are permitted to exclude the operation of controls in recently acquired entities from their assessment of internal control over financial reporting during the first year after an acquisition while the target company is integrated into the Company’s control environment.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2013 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

March 6, 2014

Independent Auditor’s Report

To the Shareholders of Denison Mines Corp.

We have completed integrated audits of Denison Mines Corp. and its subsidiaries’ current year and prior year consolidated financial statements and their internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Denison Mines Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flow for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Corp. and its subsidiaries as at December 31, 2013 and 2012 and their financial performance and their cash flows for the years then ended in accordance with IFRS as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Denison Mines Corp. and its subsidiaries’ internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal control over Financial Reporting.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 does not include the operations of Rockgate Capital Corp. and its subsidiaries (Rockgate). Rockgate was acquired by way of a takeover bid with Denison acquiring a controlling share of Rockgate in November 2013. As at the end of the reporting year, Denison included Rockgate’s financial results in its consolidated financial statements. Rockgate’s assets represented approximately 8% of the book value of the consolidated total assets for the Company as at December 31, 2013.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Denison Mines Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

DENISON MINES CORP.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars except for share amounts)

	At December 31 2013	At December 31 2012
		Restated (note 3)
ASSETS
Current
Cash and cash equivalents (note 6)	$21,786	$38,188
Investments (note 9)	10,040	—
Trade and other receivables (note 7)	4,148	2,638
Inventories (note 8)	2,123	1,792
Prepaid expenses and other	749	683

	38,846	43,301
Non-Current
Inventories – ore in stockpiles (note 8)	1,661	2,062
Investments (note 9)	5,901	2,843
Restricted cash and investments (note 10)	2,299	2,254
Property, plant and equipment (note 11)	281,010	247,888
Intangibles (note 12)	1,252	2,008

Total assets	$330,969	$300,356

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,992	$4,878
Current portion of long-term liabilities:
Post-employment benefits (note 13)	376	402
Reclamation obligations (note 14)	699	848
Debt obligations (note 15)	55	125
Other liabilities (note 16)	333	1,750

	9,455	8,003
Non-Current
Post-employment benefits (note 13)	2,945	3,262
Reclamation obligations (note 14)	11,509	14,816
Debt obligations (note 15)	42	104
Other liabilities (note 16)	940	1,005
Deferred income tax liability (note 17)	25,847	9,443

Total liabilities	50,738	36,633

EQUITY
Share capital (note 18)	1,092,144	979,124
Share purchase warrants (note 19)	616	—
Contributed surplus (note 20)	52,943	50,671
Deficit	(860,834)	(776,999)
Accumulated other comprehensive income (loss) (note 21)	(7,729)	10,927

Total equity	277,140	263,723

Non-controlling interest (note 5)	3,091	—

Total liabilities and equity	$330,969	$300,356

Issued and outstanding common shares (note 18)	482,003,444	388,805,915
Commitments and contingencies (note 26)
Subsequent events (note 28)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

Signed “Ron F. Hochstein”	Signed “Catherine J.G. Stefan”

Ron F. Hochstein	Catherine J.G. Stefan
Director	Director

DENISON MINES CORP.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Year Ended
	December 31	December 31
	2013	2012
		Restated (note 3)
REVENUES (note 23)	$10,407	$11,127

EXPENSES
Operating expenses (note 22, 23)	(8,811)	(14,384)
Mineral property exploration (note 23)	(13,682)	(12,508)
General and administrative (note 23)	(8,167)	(10,475)
Impairment of mineral properties (note 11)	(47,099)	—
Other income (expense) (note 22)	(529)	(2,676)

	(78,288)	(40,043)

Income (loss) before finance charges	(67,881)	(28,916)
Finance income (expense) (note 22)	(532)	(450)

Income (loss) before taxes	(68,413)	(29,366)
Income tax recovery (expense) (note 17):
Current	51	318
Deferred	(15,473)	3,577

Net income (loss) from continuing operations	(83,835)	(25,471)
Net income (loss) from discontinued operations, net of tax (note 5)	—	(92,493)

Net income (loss) for the period	$(83,835)	$(117,964)

Items that may be reclassified to income (loss):
Comprehensive income (loss) from continuing operations:
Unrealized gain (loss) on investments-net of tax	286	80
Foreign currency translation change	(18,942)	4,977
Comprehensive income (loss) from discontinued operations:
Unrealized gain (loss) on investments-net of tax	—	(46)
Foreign currency translation change	—	(5,251)

Comprehensive income (loss) for the period	$(102,491)	$(118,204)

Net income (loss) per share from continuing operations:
Basic and diluted	$(0.19)	$(0.07)

Net income (loss) per share from discontinued operations:
Basic and diluted	$—	$(0.24)

Net income (loss) per share:
Basic and diluted	$(0.19)	$(0.31)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	440,895	385,352

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31	December 31
	2013	2012
		Restated (note 3)
Share capital
Balance–beginning of period	979,124	974,312
Share issues-net of issue costs	13,627	6,556
Flow-through share premium	(332)	(1,744)
Shares issued on acquisition of JNR (note 5)	10,956	—
Shares issued on acquisition of Fission (note 5)	66,259	—
Shares issued on acquisition of Rockgate (note 5)	21,760	—
Share options exercised-cash	111	—
Share options exercised-non cash	98	—
Share purchase warrants exercised-cash	330	—
Share purchase warrants exercised–non-cash	211	—

Balance–end of period	1,092,144	979,124

Share purchase warrants
Balance–beginning of period	—	—
Warrants issued on acquisition of JNR (note 5)	17	—
Warrants assumed on acquisition of Fission (note 5)	827	—
Warrants exercised	(211)	—
Warrants expired	(17)	—

Balance–end of period	616	—

Contributed surplus
Balance–beginning of period	50,671	49,171
Stock-based compensation expense	903	1,500
Share options issued on acquisition of JNR (note 5)	131	—
Share options issued on acquisition of Fission (note 5)	1,321	—
Share options exercised-non-cash	(98)	—
Warrants expired	17	—
Warrants expired–tax effect	(2)	—

Balance–end of period	52,943	50,671

Deficit
Balance–beginning of period	(776,999)	(579,640)
Non-cash distribution of assets (note 5)	—	(79,395)
Net loss	(83,835)	(117,964)

Balance-end of period	(860,834)	(776,999)

Accumulated other comprehensive income
Balance–beginning of period	10,927	11,167
Unrealized gain (loss) on investments	286	34
Foreign currency translation	(18,119)	4,977
Foreign currency translation realized in net income	(823)	(5,251)

Balance–end of period	(7,729)	10,927

Total Equity
Balance–beginning of period	$263,723	$455,010

Balance–end of period	$277,140	$263,723

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Consolidated Statements of Cash Flow

(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31	December 31
CASH PROVIDED BY (USED IN):	2013	2012
		Restated (note 3)
OPERATING ACTIVITIES
Net income (loss) for the period	$(83,835)	$(117,964)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	651	19,283
Impairment – mineral properties (note 5)	47,099	54,471
Impairment – plant and equipment (note 5)	—	43,473
Impairment – investments	39	64
Stock-based compensation	903	1,500
Losses (gains) on asset disposals	12	(65)
Losses (gains) on investments and restricted investments	1,298	(455)
Non-cash inventory adjustments	—	(34)
Deferred income tax expense (recovery)	15,473	(3,577)
Foreign exchange	(17)	(2,724)
Change in non-cash working capital items (note 22)	(2,766)	(741)

Net cash provided by (used in) operating activities	(21,143)	(6,769)

INVESTING ACTIVITIES
Acquisition of assets, net of cash and cash equivalents acquired:
JNR (note 5)	(715)	—
Fission (note 5)	(4,058)	—
Rockgate (note 5)	(989)	—
Divestiture of a business, cash divested (note 5)	—	(552)
Decrease (increase) in notes receivable	298	(284)
Purchase of investments	—	(1,816)
Expenditures on property, plant and equipment	(2,262)	(13,122)
Proceeds on sale of property, plant and equipment	58	104
Decrease (increase) in restricted cash and investments	(210)	(373)

Net cash provided by (used in) investing activities	(7,878)	(16,043)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(121)	4
Issuance of common shares for:
New share issues-net of issue costs (note 18)	13,627	6,556
Share options exercised (note 18)	111	—
Share purchase warrants exercised (note 18)	330	—

Net cash provided by (used in) financing activities	13,947	6,560

Increase (decrease) in cash and cash equivalents	(15,074)	(16,252)
Foreign exchange effect on cash and cash equivalents	(1,328)	925
Cash and cash equivalents, beginning of period	38,188	53,515

Cash and cash equivalents, end of period	$21,786	$38,188

Supplemental cash flow disclosure:
Interest paid	$3	$7
Income taxes paid (recovered)	(51)	(348)

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Notes to the consolidated financial statements for the years ended December 31, 2013 and 2012

(Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake mill, located in the Athabasca Basin of Saskatchewan, Canada and varying ownership interests in a number of development and exploration projects located in Canada, Mongolia, Mali, Namibia, Niger and Zambia. Through its environmental services division, the Company provides mine decommissioning and decommissioned site monitoring services to third parties.

The Company is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

References to “2013” and “2012” refer to the year ended December 31, 2013 and the year ended December 31, 2012 respectively.

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on March 6, 2014.

3.	ACCOUNTING POLICIES AND RESTATEMENT OF COMPARATIVE NUMBERS

Significant Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)	Consolidation

The financial statements of the Company include the accounts of DMC and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and comprehensive income is recognized directly in equity. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The financial statements of the Company also include various interests in development and exploration projects which are held through option or contractual agreements. These have been classified as joint ownership interests under IFRS. These joint ownership interests have been accounted for using the undivided interest method.

(b)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. For our entities located in Canada, Mongolia, Mali, Namibia, Niger and Zambia, the local currency has been determined to be the functional currency.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into U.S. dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income as cumulative foreign currency translation adjustments.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in another entity which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

(c)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

(e)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)	Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income in the period in which they arise.

(ii)	Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of income.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that are intended to be held to maturity. Held-to-maturity investments are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)	Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows:

(i)	“Cash and cash equivalents” and “Trade and other receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income through finance income (expense), as applicable;

(ii)

A portion of “Investments” are classified as FVPL and any period change in fair value is recorded in net income through other income (expense). The remaining amount is classified as available-for-sale and any period change in fair value is recorded in other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in net income through other income (expense) in the period of impairment;

(iii)	“Restricted cash and investments” is classified as held-to-maturity investments; and

(iv)	“Accounts payable and accrued liabilities” and “Debt obligations” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income through finance income (expense), as applicable.

(f)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the debtor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and (iv) in the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)	Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)	Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(g)	Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other	3 - 5 years;

(i)	Mineral property acquisition, exploration and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration and evaluation expenditures are expensed as incurred on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, it is classified as a development mineral property and all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

(j)	Identifiable Intangible assets

The Company’s identifiable intangible assets are stated at cost less accumulated amortization. These assets are capitalized and amortized on a straight-line basis in the statement of income over the period of their expected useful lives. The useful lives of the assets are reviewed at least annually and adjusted if appropriate.

(k)	Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash inflows or CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

(l)	Employee benefits

(i)	Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Experience gains and losses are being deferred as a component of accumulated other comprehensive income and are adjusted, as required, on the obligations re-measurement date.

(ii)	Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(iii)	Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(m)	Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of operations.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(n)	Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(o)	Current and Deferred Income tax

Income taxes are accounted for using the liability method of accounting for deferred income taxes. Under this method, the tax currently payable is based on taxable income for the period. Taxable income differs from income as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that taxable income will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(p)	Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded – with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

(q)	Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company. This is generally the case once delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized on the date when title passes.

(r)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the statement of income in the period in which they are incurred.

(s)	Earnings (loss) per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

Accounting Standards Adopted

The Company has adopted the following new and revised accounting standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 supersedes IAS 31 “Interests in Joint Ventures” and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 “Investments in Associates and Joint Ventures”.

The Company has reviewed its joint arrangements and concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its existing joint arrangements. New interests in joint arrangements acquired or entered into during the current year have been accounted for in accordance with IFRS 11.

International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.

Additional disclosure required as a result of the adoption of IFRS 12 can be found in note 27.

International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 establishes new guidance on fair value measurement and related disclosure requirements and clarifies that the measurement of fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.

The adoption of IFRS 13 by the Company did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments; however, the adoption of this standard has resulted in additional disclosure about the fair value of financial instruments that are measured on a recurring basis (see note 25).

International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income.

The Company reviewed its accounting policy for post-employment benefits that it followed in 2012 and concluded that under IAS 19 it would no longer be able to amortize the experience gains associated with its post-employment benefits. In addition, the unamortized experience gain previously reported as a component of the post-employment benefit liability would need to be reclassified to accumulated other comprehensive income (“AOCI”), net of tax.

The Company adopted these amendments retrospectively and adjusted its opening equity as at January 1, 2012 to reflect the unamortized experience gain portion of its post-employment liability as a component of AOCI. Any experience gain amortization amounts previously recorded within operating expenses in the statement of operations have been reversed. The impact of these changes is highlighted below in the “Comparative Numbers” section.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2014:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in October 2010 by the IASB to replace IAS 39, Financial Instruments – Recognition and Measurement. The replacement standard has the following significant components: it establishes two primary measurement categories for financial assets – amortized cost and fair value; it establishes criteria for the classification of financial assets within the measurement category based on business model and cash flow characteristics; and it eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management and enhances disclosure about hedge accounting and risk management. Additionally, as the impairment guidance and certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015 has been removed. Entities may apply IFRS 9 before the IASB completes the amendments but are not required to do so.

The Company has not evaluated the impact of adopting this standard.

International Accounting Standard 36, Impairment of Assets (“IAS 36”)

IAS 36 was amended in May 2013 to make small changes to the disclosures required by IAS 36 when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit (“CGU”) at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined.

The amendments are effective for accounting periods beginning on or after January 1, 2014 with earlier adoption permitted. The Company has not evaluated the impact of adopting this additional disclosure.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

Adoption of IAS 19 and resulting Restatement adjustments

The following table summarizes the effects of the changes to the comparative numbers relating to the adoption of IAS 19:

(in thousands)	As Previously Reported	Adjustment	As Restated
At December 31, 2011:
Statement of Financial Position:
Post-employment benefits	$3,891	$(206)	$3,685
Deficit-opening	(579,696)	56	(579,640)
Accumulated other comprehensive income Unamortized experience gain, net of tax	—	150	150
At December 31, 2012:
Statement of Financial Position:
Post-employment benefits	$3,852	$(188)	$3,664
Deferred income tax liability	9,449	(6)	9,443
Deficit-opening	(579,696)	56	(579,640)
Deficit-net income (loss)	(117,948)	(16)	(117,964)
Accumulated other comprehensive income
Cumulative translation adjustment	11,058	4	11,062
Unamortized experience gain, net of tax	—	150	150

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(e)	Determination of a Mineral Property being Sufficiently Advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource and the suitability of the resources to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(f)	Valuation of Mineral Properties

The Company undertakes a review of the carrying values of mineral properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated recoverable amounts determined by reference to estimated future operating results, discounted net cash flows and current market valuations of similar properties. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts.

(g)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company computes deferred tax assets and liabilities in respect of taxes that are based on taxable profit. Taxable profit is understood to be a net, rather than gross, taxable amount that gives effect to both revenues and expenses. Taxable profit will often differ from accounting profit and management may need to exercise judgment to determine whether some taxes are income taxes (subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(h)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.	ACQUISITIONS AND DIVESTITURES

Acquisition of Rockgate Capital Corp

In September 2013, Denison formally commenced a takeover bid to acquire all of the outstanding shares of Rockgate Capital Corp. (“Rockgate”). Rockgate’s key mining asset is its Falea uranium-copper-silver project located in Mali.

Under the terms of the takeover bid, Rockgate shareholders received 0.192 of a common share of Denison for each Rockgate share held. As at December 6, 2013, Denison had acquired 104,852,532 shares of Rockgate (equivalent to an initial 89.72% ownership amount) and announced plans to acquire the remaining 12,014,561 shares (or 10.28%) through a Plan of Arrangement with the same terms as the takeover bid. On January 17, 2014, the remaining Rockgate shares were acquired by Denison and Rockgate became a wholly owned subsidiary of Denison (see note 28).

For accounting purposes, Rockgate is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the Rockgate transaction has been accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the Rockgate transaction have been capitalized as part of the consideration amount. Denison is including the results of Rockgate as part of its African mining segment for reporting purposes.

For accounting purposes, Denison has used a cut-off date of November 30, 2013 to fair value the acquisition. The following table summarizes the fair value of the Rockgate assets acquired and the liabilities assumed as at November 30, 2013:

(in thousands)	Rockgate Fair Value
Cash and cash equivalents	$512
Trade and other receivables	173
Prepaid expenses and other	54
Investments-debt instruments	14,810
Investments-equity instruments	11
Property, plant and equipment
Plant and equipment	523
Mineral properties – Mali	11,996
Mineral properties - Niger	94

Total assets	28,173

Account payable and accrued liabilities	1,821
Non-controlling interest (at 10.28%)	3,091

Net assets acquired at 89.72% ownership interest	$23,261

The consideration relating to the acquisition of the initial 89.72% ownership interest in Rockgate under the takeover bid is summarized below:

(in thousands except for share amounts)
Fair value of 20,131,665 common shares issued by Denison	$21,760
Costs incurred by the Company pursuant to the bid:
Bid transaction costs	1,501

Fair value of total consideration	$23,261

The fair value of the common shares issued by Denison totaled $21,760,000. The fair value of the common shares was determined using Denison’s closing share price on the dates shares were issued pursuant to the takeover bid converted to USD on the applicable day’s closing rate. Under the bid, shares were issued between November 19, 2013 and December 6, 2013 and the fair value has been determined using closing share prices ranging from CAD$1.13 to CAD$1.20 per share and foreign exchange rates ranging from 0.9384 to 0.9550.

The fair value of the 10.28% minority interest (acquired by Denison on January 17, 2014) has been determined using the fair value of the additional shares issued by Denison to acquire the interest plus the transaction costs incurred related to the plan of arrangement (see note 28).

Acquisition of Fission Energy Corp

On April 26, 2013, Denison completed an arrangement agreement (the “Fission Arrangement”) to acquire Fission Energy Corp. (“Fission”) whose assets included its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint ventures in Namibia (collectively, the “Assets”).

Under the terms of the Fission Arrangement, Fission shareholders received 0.355 of a common share of Denison, a nominal cash payment of CAD$0.0001 and one common share of a newly-formed publicly traded company, Fission Uranium Corp., for each Fission share held. All of the outstanding options of Fission were exchanged for options to purchase common shares of Denison with a number and exercise price determined by reference to the 0.355 exchange ratio and a volume adjusted market value factor. Share purchase warrants in Fission (“Fission Warrant”) that were outstanding on completion of the Fission Arrangement survived the transaction and may still be exercised in accordance with their terms, so that the holder of a Fission Warrant will receive the number of Denison shares, shares of Fission Uranium Corp and nominal cash consideration which the warrant holder would have received had the Fission Warrants been exercised immediately prior to the Fission Arrangement. The proceeds from the Fission Warrant exercise will be split between Denison and Fission Uranium Corp. and each company will be responsible for issuing its respective shares on the exercise of a Fission Warrant. Cash consideration was also advanced to Fission prior to closing (the “Fission Loan”) and included an amount of CAD$2,437,000 in respect of the expenditures incurred and paid by Fission between January 16, 2013 and April 25, 2013 on properties that were ultimately acquired by Denison.

For accounting purposes, Fission is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the Fission Arrangement has been accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the Fission Arrangement have been capitalized as part of the consideration amount. Denison is including the results of Fission as part of its Canadian and African mining segments for reporting purposes.

The following table summarizes the fair value of the Fission assets acquired and the liabilities assumed at the acquisition date of April 26, 2013:

(in thousands)	Fission Fair Value
Cash and cash equivalents	$930
Trade and other receivables	82
Property, plant and equipment
Mineral properties – Canada	66,945
Mineral properties - Namibia	5,949

Total assets	73,906

Account payable and accrued liabilities	511

Net assets	$73,395

The total consideration relating to the Fission Arrangement is summarized below:

(in thousands except for share amounts)
Fair value of 53,053,284 common shares issued by Denison	$66,259
Fair value of 1,500,854 common share purchase warrants assumed by Denison	827
Fair value of 1,985,035 common share options issued by Denison	1,321
Costs incurred by the Company pursuant to arrangement:
Fission Loan	3,321
Transaction costs	1,667

Fair value of total consideration	$73,395

The fair value of the common shares issued by Denison totaled $66,259,000. The fair value of the common shares was determined using Denison’s closing share price on April 26, 2013 of CAD$1.27 converted to USD$ using the April 26, 2013 foreign exchange rate of 0.9834.

The fair value of the common share purchase warrants assumed by Denison totaled $827,000 or $0.55 per warrant, on average. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.98%, expected stock price volatility between 40.23% and 56.06%, expected life between 0.60 years and 1.70 years and expected dividend yield of nil%.

The fair value of the common share options issued by Denison to replace those of Fission totaled $1,321,000 or $0.67 per option, on average. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate between 0.98% and 1.12%, expected stock price volatility between 39.87% and 84.93%, expected life between 0.20 years and 4.70 years and expected dividend yield of nil%. As at April 26, 2013, all of the options issued by Denison to replace the Fission options are fully-vested.

Acquisition of JNR Resources Inc.

On January 31, 2013, Denison completed a plan of arrangement (the “JNR Arrangement”) to acquire all of the outstanding common shares of JNR Resources Inc. (“JNR”). Pursuant to the JNR Arrangement, the former shareholders of JNR received, for each JNR common share held, 0.073 of a Denison common share (the “Exchange Ratio”). No fractional shares were issued. All of the outstanding options and common share purchase warrants of JNR were exchanged for options and warrants to purchase common shares of Denison with a number and exercise price determined by reference to the Exchange Ratio.

For accounting purposes, JNR Resources is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the JNR Arrangement has been accounted for as an asset acquisition with share based consideration.

Transaction costs incurred by Denison related to the JNR Arrangement have been capitalized as part of the consideration amount. Denison is including the results of JNR as part of its Canadian mining segment for reporting purposes.

The following table summarizes the fair value of the JNR assets acquired and the liabilities assumed at the acquisition date of January 31, 2013:

(in thousands)	JNR Fair Value
Cash and cash equivalents	$39
Trade and other receivables	50
Prepaid expenses and other	7
Investments	22
Property, plant and equipment
Plant and equipment	62
Mineral properties - Canada	13,012

Total assets	13,192

Account payable and accrued liabilities	767

Net assets	$12,425

The total consideration relating to the JNR Arrangement is summarized below:

(in thousands except for share amounts)
Fair value of 7,975,479 common shares issued by Denison	$10,956
Fair value of 272,290 common share purchase warrants issued by Denison	17
Fair value of 579,255 common share options issued by Denison	131
Fair value of JNR shares held by Denison prior to acquisition	567
Costs incurred by the Company pursuant to arrangement:
JNR loan	351
Transaction costs	403

Fair value of total consideration	$12,425

The fair value of the common shares issued by Denison totaled $10,956,000. The fair value of the common shares was determined using Denison’s closing share price on January 31, 2013 of CAD$1.37 converted to USD$ using the January 31, 2013 foreign exchange rate of 1.0027.

The fair value of the common share purchase warrants issued by Denison to replace those of JNR totaled $17,000 or $0.0615 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.16%, expected stock price volatility of 47.58%, expected life of 0.75 years and expected dividend yield of nil%.

The fair value of the common share options issued by Denison to replace those of JNR totaled $131,000 or $0.2262 per option. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate between 1.16% and 1.42%, expected stock price volatility between 58.00% and 62.15%, expected life between 0.04 years and 3.70 years and expected dividend yield of nil%. As at January 31, 2013, all of the options issued to replace the JNR options are fully-vested.

Discontinued Operation - U.S. Mining Division Transaction and Denison Capital Reorganization

On June 29, 2012, the Company completed its transaction with Energy Fuels Inc. (“EFR”) to sell its mining assets and operations located in the United States (“U.S. Mining Division”) in exchange for consideration equal to 425,440,872 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the sale transaction, Denison completed the remaining steps in a plan of arrangement to reorganize its capital and distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital

Prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The recoverable amount on the sale date was determined to be $79,395,000 based on 425,440,872 common shares of EFR to be distributed to the Company’s shareholders, a share price of CAD$0.19 per share and a CAD$ to USD$ foreign exchange rate of 0.9822. The fair value of the EFR share consideration, $79,395,000 has been accounted for as a non-cash distribution of assets to shareholders and has been recorded as a component of Deficit in the statement of financial position.

In performing the impairment tests, the Company concluded that the recoverable amount of the U.S. Mining Division was lower than the carrying value. As a result, the Company recognized cumulative impairment losses of $97,944,000 in the six months ended June 30, 2012 which were allocated on a pro rata basis between plant and equipment and mineral property assets in the U.S. Mining Division’s results.

As a result of the transaction, the Company presented the results of the U.S. Mining Division as discontinued operations and, in accordance with IFRS 5, revised its statement of comprehensive income (loss) to reflect this change in presentation. The condensed consolidated statements of financial position and the condensed consolidated statement of cash flows have not been revised. A summary of the impact of the discontinued operations on the condensed consolidated statement of cash flows is presented below.

The statement of income (loss) for discontinued operations for 2012 is as follows:

(in thousands)	Year Ended December 31 2012
Revenues
Mineral concentrates	37,419
Services and other	275

$37,694

Expenses
Operating expenses	(31,300)
Mineral property exploration	(470)
General and administrative	(5,750)
Impairment-mineral properties	(54,471)
Impairment-plant and equipment	(43,473)
Other income (expense)	5,165

(130,299)

Income (loss) before finance charges	(92,605)
Finance income (expense)	114

Income (loss) before taxes	(92,491)
Income tax recovery (expense)
Current	(2)

Net income (loss) for the period	$(92,493)

Cash flows for discontinued operations for 2012 is as follows:

(in thousands)	Year Ended December 31 2012
Cash inflow (outflow):
Operating activities	10,683
Investing activities	(9,489)
Financing activities	—

Net cash inflow (outflow) for the period	$1,194

6.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
Cash	$5,316	$4,614
Cash equivalents	16,470	33,574

	$21,786	$38,188

7.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
Trade receivables – other	$1,966	$1,684
Receivables in joint ownership arrangements	1,794	186
Sales tax receivables	378	322
Sundry receivables	10	144
Notes and lease receivables	—	302

	$4,148	$2,638

8.	INVENTORIES

The inventories balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
Uranium concentrates and work-in-progress	$4	$4
Inventory of ore in stockpiles	2,058	2,203
Mine and mill supplies	1,722	1,647

	$3,784	$3,854

Inventories - by duration:
Current	$2,123	$1,792
Long-term – ore in stockpiles	1,661	2,062

	$3,784	$3,854

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

9.	INVESTMENTS

The investments balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
Investments:
Equity instruments-fair value through profit and loss	$1,106	$2,332
Equity instruments-available for sale	17	511
Debt instruments-fair value through profit and loss	14,818	—

	$15,941	$2,843

Investments – by duration
Current	$10,040	$—
Long-term	5,901	2,843

	$15,941	$2,843

At December 31, 2013, investments include equity instruments in publicly-traded companies with a fair value of $1,123,000 (December 31, 2012: $2,843,000).

At December 31, 2013, investments include debt instruments with a fair value of $14,818,000 (December 31, 2012: $nil). The debt instruments consist of guaranteed investment certificates with rates of interest ranging between 1.70% to 2.05% and maturity dates between February 2014 and March 2015.

Investment Purchases, Impairments and Other Movements

During 2012, the Company acquired additional equity instruments at a cost of $1,816,000.

During 2013 and 2012, the Company recorded impairment charges on available for sale equity instruments of $39,000 and $64,000, respectively. The resulting loss has been included in other income (expense) in the consolidated statements of income (loss) (see note 22).

During 2013, an amount of $567,000 was transferred out of available for sale equity instruments as part of the JNR acquisition (see note 5).

10.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
Cash	$26	$42
Cash equivalents	221	286
Investments	2,052	1,926

	$2,299	$2,254

Restricted cash and investments – by item:
Elliot Lake reclamation trust fund	$2,299	$2,254

	$2,299	$2,254

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2013, the Company deposited an additional $1,029,000 (CAD$1,047,000) into the Elliot Lake Reclamation Trust Fund and withdrew $846,000 (CAD$873,000). In 2012, the Company deposited an additional $731,000 (CAD$732,000) into the Elliot Lake Reclamation Trust Fund and withdrew $697,000 (CAD$696,000).

11.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At December 31	At December 31
(in thousands)	2013	2012
Plant and equipment:
Cost	$86,805	$91,467
Construction-in-progress	7,516	7,880
Accumulated depreciation	(12,627)	(12,143)

Net book value	$81,694	$87,204

Mineral properties:
Cost	$199,532	$160,915
Accumulated amortization	(216)	(231)

Net book value	$199,316	$160,684

Net book value	$281,010	$247,888

The plant and equipment continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value
Plant and equipment:
Balance – January 1, 2012	$198,250	$(53,804)	$144,446
Additions	4,231	—	4,231
Amortization	—	(55)	(55)
Business divestiture (note 5)	(61,368)	46,757	(14,611)
Depreciation	—	(5,293)	(5,293)
Disposals	(505)	466	(39)
Impairment (note 5)	(43,473)	—	(43,473)
Reclamation adjustment	152	—	152
Foreign exchange	2,060	(214)	1,846

Balance – December 31, 2012	$99,347	$(12,143)	$87,204

Additions	1,192	—	1,192
Amortization	—	(36)	(36)
Asset acquisitions (note 5)	1,536	(950)	586
Depreciation	—	(796)	(796)
Disposals	(475)	405	(70)
Reclamation adjustment	(833)	77	(756)
Foreign exchange	(6,446)	816	(5,630)

Balance – December 31, 2013	$94,321	$(12,627)	$81,694

The mineral property continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value
Mineral properties:
Balance – January 1, 2012	$230,403	$(7,479)	$222,924
Additions	10,293	—	10,293
Amortization	—	(1,710)	(1,710)
Business divestiture (note 5)	(25,430)	8,964	(16,466)
Impairment (note 5)	(54,471)	—	(54,471)
Foreign exchange	120	(6)	114

Balance – December 31, 2012	$160,915	$(231)	$160,684

Additions	1,203	—	1,203
Asset acquisitions (note 5)	97,996	—	97,996
Impairment (note 11)	(47,099)	—	(47,099)
Foreign exchange	(13,483)	15	(13,468)

Balance – December 31, 2013	$199,532	$(216)	$199,316

Plant and Equipment - Mining

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. Commissioning of the mill circuits has begun in anticipation of the start of processing of Cigar Lake ore in 2014. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of mill feed from future toll milling.

Plant and Equipment - Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mongolia, Mali, Namibia, Niger and Zambia which are held directly or through option or various contractual agreements.

Canada Mining Segment

The Company’s mineral property interests in Canada with significant carrying values and their locations are:

a)	McClean Lake (Saskatchewan) – the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits);

b)	Midwest (Saskatchewan) – the Company has a 25.17% interest in the project (includes the Midwest and Midwest A deposits);

c)	Wheeler River (Saskatchewan) – the Company has a 60% interest in the project (includes the Phoenix deposit);

d)	Waterbury Lake (Saskatchewan) – the Company has a 60% interest in the project (includes the J Zone deposit) and also has a 2.0% net smelter return royalty on the portion of the project it does not own; and

e)	Wolly (Saskatchewan) – the Company has a 22.5% interest in the project.

On January 31, 2013, Denison completed the acquisition of JNR and acquired additional mineral property interests in Canada with a fair value of $13,022,000 (see note 5). As a result of the JNR Arrangement, Denison increased its interest in five projects it was already participating in to 100% (which includes Moore Lake) and it acquired interests in nine additional properties.

On April 26, 2013, Denison completed the acquisition of Fission and acquired additional mineral property interests in Canada with a fair value of $66,945,000 (see note 5). As a result of the Fission Arrangement, Denison increased its interest in one project (Johnston Lake) that it was already participating in to 100% and it acquired interests in 27 additional properties.

On December 17, 2013, Denison signed an option agreement with Strateco Resources Inc. (“Strateco”) whereby Denison has granted Strateco the option to earn up to a 60% interest in Denison’s Jasper Lake property in two stages. Jasper Lake consists of claims totalling 45,271 hectares and is an amalgamation of four Denison properties formerly known as Jasper Lake, Minor Bay, Ahenakew Lake and North Wedge. Under the option, Strateco may earn an initial 49% interest in the property by incurring exploration expenditures of CAD$4,000,000 and paying CAD$1,000,000 to Denison by December 31, 2016. Subsequently, Strateco may earn an additional 11% interest in the property by incurring additional exploration expenditures of CAD$8,000,000 and paying CAD$2,000,000 to Denison by December 31, 2019. In 2013, Denison has received CAD$100,000 of cash towards the first stage of the option which has been reflected in other income (expense).

Subsequent to the 2013 year-end, the Company released its land holdings related to the Riou Lake property acquired as part of the Fission acquisition. The Company has recognized an impairment charge of $934,000 in its 2013 results to reflect the abandonment of this property.

Asia Mining Segment-Mongolia

The Company currently has an 85% interest in and is the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia (includes the Hairhan and Haraat deposits). The other party to the GSJV is the Mongolian government with a 15% interest. The results of the GSJV have been 100% consolidated in these financial statements since the Company exercises control and its partner in the GSJV has a carried interest at this time.

Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest will be held by Mon-Atom LLC, the Mongolian state owned uranium company.

A restructuring of the GSJV will be required to comply with the Nuclear Energy Law and is expected to result in the Company having its interest reduced to 66%. The Company and Mon-Atom continue to be engaged in discussions in respect of the Company’s ownership of the GSJV. The Company has also begun exploring strategic alternatives for its interest in the GSJV.

Africa Mining Segment-Mali

In November 2013, Denison acquired control of Rockgate and acquired additional mineral property interests in five projects in Mali with a fair value of $11,996,000 (see note 5). The most significant of these projects is the Falea project to which all of the fair value has been allocated.

Africa Mining Segment-Namibia

On April 26, 2013, Denison completed the acquisition of Fission and acquired additional mineral property interests in two projects in Namibia with a fair value of $5,949,000 (see note 5). The most significant of these projects is the Dome project to which all of the fair value has been allocated. During 2013, the Company released its interest in one of the projects so that only the Dome project remains at December 31, 2013.

The Company currently has a 90% interest in the Dome project and is a party to an earn-in agreement with Rio Tinto Mining and Exploration Limited (“Rio”) that was entered into prior to the Company acquiring control of the project. Under the earn-in agreement, Rio can earn: a) 49% of Denison’s interest in the project by incurring exploration expenditures of $5,000,000 by September 2016 (the “First Stage Earn-In”); b) an additional 15% of Denison’s interest in the project by spending an additional $5,000,000 within two years of completing the First Stage Earn-In (the “Second Stage Earn-In”); and c) an additional 11% of Denison’s interest in the project by funding a bankable feasibility study within five years of completing the Second Stage Earn-In. As at December 31, 2013, Rio has spent approximately $1,561,000 towards the First Stage Earn-In (see note 28).

Africa Mining Segment-Niger

In November 2013, Denison acquired control of Rockgate and acquired additional mineral property interests in one project in Niger with a fair value of $94,000 (see note 5).

Africa Mining Segment-Zambia

The Company has a 100% interest in the Mutanga project (includes the Mutanga, Dibwe and Dibwe East deposits) located in Zambia.

In 2013, in light of the implied valuations associated with recent market transactions involving companies with uranium projects in Africa and in conjunction with regular reviews of exploration and development plans for its projects, the Company has completed an impairment test on its Mutanga project.

The Company used a fair value less costs of disposal analysis to determine the recoverable amount of the project as at December 31, 2013. In determining the recoverable amount, the Company used a valuation technique that relied on market transactions adjusted for differences in deposit grade, resource size and resource quality to make them more comparable to the Company’s Mutanga project. The application of the valuation technique requires management’s judgment when considering qualitative and quantitative factors specific to the Mutanga project.

Since the Mutanga project’s recoverable amount was determined to be lower than its carrying amount, the Company has recognized an impairment loss of $46,165,000 in 2013 to adjust the project’s carrying amount to its recoverable amount of ZMW 167,055,000 (equivalent to $30,000,000 as at December 31, 2013).

12.	INTANGIBLES

The intangibles balance consists of:

	At December 31	At December 31
(in thousands)	2013	2012
Cost	$6,957	$7,438
Accumulated amortization	(5,705)	(5,430)

Net book value	$1,252	$2,008

Net book value-by item:
UPC management services agreement	$1,252	$2,008

Net book value	$1,252	$2,008

The intangibles continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value
Balance – January 1, 2012	$7,276	$(4,438)	$2,838
Amortization	—	(888)	(888)
Foreign exchange	162	(104)	58

Balance – December 31, 2012	$7,438	$(5,430)	$2,008

Amortization	—	(648)	(648)
Foreign exchange	(481)	373	(108)

Balance – December 31, 2013	$6,957	$(5,705)	$1,252

UPC Management Services Agreement

The intangible from the UPC management services agreement is associated with the acquisition of Denison Mines Inc (“DMI”) in 2006. The contract is being amortized over its estimated useful life (see note 24).

13.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 31, 2011. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below:

•	Discount rate of 3.65%;

•	Medical cost trend rates at 7.00% per annum initially, grading down to 4.50% per annum over 20 years and remaining at 4.50% per annum thereafter; and

•	Dental cost trend rates at 4.00% per annum for the first ten years, 3.50% per annum for the following ten years and 3.0% per annum thereafter;

The post-employment benefits balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
		Restated (note 3)
Accrued benefit obligation	$3,321	$3,664

	$3,321	$3,664

Post-employment benefits liability-by duration:
Current	$376	$402
Non-current	2,945	3,262

	$3,321	$3,664

The post-employment benefits continuity summary is as follows:

(in thousands)
Balance - January 1, 2012	$3,685
Benefits paid	(235)
Interest cost	132
Foreign exchange	82

Balance - December 31, 2012	$3,664

Benefits paid	(235)
Interest cost	125
Foreign exchange	(233)

Balance - December 31, 2013	$3,321

14.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
Reclamation liability - by location:
Elliot Lake	$10,008	$12,673
McClean and Midwest Joint Ventures	2,200	2,991

	$12,208	$15,664

Reclamation and remediation liability - by duration:
Current	$699	$848
Non-current	11,509	14,816

	$12,208	$15,664

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance - January 1, 2012	$21,576
Accretion	990
Business divestiture (see note 5)	(7,336)
Expenditures incurred	(797)
Liability adjustments-income statement	762
Liability adjustments-balance sheet	151
Foreign exchange	318

Balance - December 31, 2012	$15,664

Accretion	796
Expenditures incurred	(877)
Liability adjustments-income statement	(1,645)
Liability adjustments-balance sheet	(755)
Foreign exchange	(975)

Balance - December 31, 2013	$12,208

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 6.13% (2012: 5.26%). As at December 31, 2013, the undiscounted amount of estimated future reclamation costs is $26,217,000 (CAD$27,885,000) (December 31, 2012: $27,967,000 (CAD$27,825,000)).

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 10).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 6.13% (2012: 5.26%). As at December 31, 2013, the undiscounted amount of estimated future reclamation costs is $9,062,000 (CAD$9,639,000) (2012: $9,496,000 (CAD$9,448,000)). Reclamation costs are expected to be incurred between 2025 and 2052.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at December 31, 2013, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000.

15.	DEBT OBLIGATIONS

The debt obligations balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
Notes payable and other financing	$97	$229

	$97	$229

Debt obligations, by duration:
Current	$55	$125
Non-current	42	104

	$97	$229

Revolving Line of Credit

In June 2012, the Company entered into a revolving term credit facility (the “facility”) with the Bank of Nova Scotia for up to $15,000,000. In 2013, the maturity date of this facility, originally June 28, 2013, was extended to January 31, 2014. Subsequent to the 2013 year-end, a new facility was entered into (see note 28).

The facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012; and (ii) 50% of positive net income in each fiscal quarter from and including March 31, 2012.

DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees.

At December 31, 2013, the Company has no outstanding borrowings under the facility (December 31, 2012—$nil) and it is in compliance with its facility covenants. At December 31, 2013, approximately $9,118,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2012—$9,748,000). During 2013 and 2012, the Company did not incur any interest under the facility.

The Company has deferred $46,000 (CAD$49,000) of incremental costs associated with the set-up of the facility. These costs are being amortized over the term of the facility. The unamortized portion of the asset is included in “prepaid expenses and other” on the consolidated balance sheet.

Scheduled Debt Obligation Maturities

The table below represents currently scheduled maturities of debt obligations over the next 3 years when it will be paid in full:

(in thousands)
2014	$55
2015	32
2016	10

$97

16.	OTHER LIABILITIES

The other liabilities balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
Unamortized fair value of toll milling contracts	$940	$1,005
Flow-through share premium obligation	324	1,750
Other	9	—

	$1,273	$2,755

Other long-term liabilities - by duration:
Current	$333	$1,750
Non-current	940	1,005

	$1,273	$2,755

Unamortized fair values of toll milling contracts are amortized to revenue on a pro-rata basis over the estimated volume of the applicable contract. Flow-thru share premium obligations are recognized in deferred tax recoveries when the benefits of the related flow-through share issue are renounced to subscribers.

17.	INCOME TAXES

The income tax recovery (expense) balance from continuing operations consists of:

(in thousands)	2013	2012
Current income tax:
Based on taxable income for the period	$—	$—
Prior period (under) over provision	51	318

	51	318

Deferred income tax:
Origination/reversal of temporary differences	960	2,674
Tax benefit-previously unrecognized tax assets	1,729	—
Change in tax rates / legislation	(18,410)	(23)
Prior year (under) over provision	248	926

	(15,473)	3,577

Income tax recovery (expense)	$(15,422)	$3,895

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2013	2012
Income (loss) before taxes	$(68,413)	$(29,366)
Combined Canadian tax rate	26.50%	26.50%

Income tax recovery (expense) at combined rate	18,129	7,782
Difference in foreign tax rates	2,912	(190)
Non-deductible amounts	(15,810)	(1,272)
Non-taxable amounts	1,538	—
Previously unrecognized future tax assets (1)	1,729	—
Renunciation of tax attributes-flow through shares	(1,101)	—
Change in deferred tax assets not recognized	(16,559)	(4,265)
Change in tax rates / legislation (2)	(18,410)	—
Prior year (under) over provision	299	1,244
Other	11,851	596

Income tax recovery (expense)	$(15,422)	$3,895

(1)	The Company has recognized certain previously unrecognized Canadian tax assets most of which relates to the 2013 renunciation of certain tax benefits to subscribers of its October 2012 CAD$7,005,000 flow-through share offering; and
(2)	In December 2013, a new uranium mining royalty system became substantively enacted in the province of Saskatchewan, Canada. The Company has concluded that a component of the new royalty system constitutes an income-based tax and is within the scope of IAS 12. The tax basis available to the Company under the new system is significantly less than the carrying value associated with the assets that will be subject to the royalty in future years. Accordingly, a deferred tax liability has been recorded by way of a corresponding charge to deferred tax expense in Q4-2013.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

(in thousands)	At December 31 2013	At December 31 2012
Deferred income tax assets:
Property, plant and equipment, net	$636	$394
Post-employment benefits	887	1,045
Reclamation and remediation obligations	3,392	4,225
Other long-term liabilities	249	271
Tax loss carry forwards	8,061	4,720
Other	5,531	5,520

Deferred income tax assets-gross	18,756	16,175
Set-off against deferred income tax liabilities	(18,756)	(16,175)

Deferred income tax assets-per balance sheet	$—	$—

Deferred income tax liabilities:
Inventory	$(696)	$(594)
Property, plant and equipment, net	(42,237)	(23,481)
Intangibles	(331)	(542)
Other	(1,339)	(1,001)

Deferred income tax liabilities-gross	(44,603)	(25,618)
Set-off of deferred income tax assets	18,756	16,175

Deferred income tax liabilities-per balance sheet	$(25,847)	$(9,443)

The deferred income tax liability continuity summary is as follows:

(in thousands)
Balance - January 1, 2012	$(12,747)
Recognized in income (loss)	3,577
Other, including foreign exchange gain (loss)	(273)

Balance - December 31, 2012	$(9,443)

Recognized in income (loss)	(15,473)
Recognized in other liabilities (flow-through shares)	(1,727)
Recognized in equity (warrant expiries)	(2)
Other, including foreign exchange gain (loss)	798

Balance - December 31, 2013	$(25,847)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

(in thousands)	At December 31 2013	At December 31 2012
Deferred income tax assets not recognized
Investments	$118	$117
Property, plant and equipment	26,750	9,125
Tax losses – capital	29,141	31,208
Tax losses – operating	27,903	19,560
Tax credits	1,131	761
Other deductible temporary differences	2,852	2,615

Deferred income tax assets not recognized	$87,895	$63,386

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

(in thousands)	Expiry Date	At December 31 2013	At December 31 2012
Tax losses - gross
Canada	2028-2033	$116,113	$75,217
Mongolia	2018-2021	4,547	742
Zambia	2013-2023	12,284	13,134
Other	Unlimited	378	584

Tax losses - gross		133,322	89,677
Tax benefit at tax rate of 25% - 37.5%		35,964	24,280
Set-off against deferred tax liabilities		(8,061)	(4,720)

Total tax loss assets not recognized		$27,903	$19,560

Tax credits
Canada	2028-2033	1,131	761

Total tax credit assets not recognized		$1,131	$761

18.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares
Balance at January 1, 2012	384,660,915	$974,312

Issued for cash:
New issue gross proceeds	4,145,000	7,019
New issue gross issue costs	—	(463)
Flow-through share premium liability	—	(1,744)

	4,145,000	4,812

Balance at December 31, 2012	388,805,915	$979,124

Issued for cash:
New issue gross proceeds	11,500,000	14,382
New issue gross issue costs	—	(755)
Share options exercised	134,972	111
Share purchase warrants exercised	402,129	330
Acquisition of JNR	7,975,479	10,956
Acquisition of Fission	53,053,284	66,259
Acquisition of Rockgate	20,131,665	21,760
Share options exercised-fair value adjustment	—	98
Share purchase warrants exercised-fair value adjustment	—	211
Flow-through share premium liability	—	(332)

	93,197,529	113,020

Balance at December 31, 2013	482,003,444	$1,092,144

New Issues

In October 2012, the Company completed a private placement of 4,145,000 flow-through common shares at a price of CAD$1.69 per share for gross proceeds of $7,019,000 (CAD$7,005,000). The shares were subject to a four month hold period which expired on February 27, 2013. The related flow-through share premium liability has been included as a component of other liabilities on the balance sheet.

In May 2013, the Company completed a private placement of 11,500,000 flow-through common shares at a price of CAD$1.30 per share for gross proceeds of $14,382,000 (CAD$14,950,000). The related flow-through share premium liability has been included as a component of other liabilities on the balance sheet.

Acquisition Related Issues

In January 2013, the Company issued 7,975,479 shares at a value of $10,956,000 (CAD$10,926,000) as part of the acquisition of JNR (see note 5).

In April 2013, the Company issued 53,053,284 shares at a value of $66,259,000 (CAD$67,378,000) as part of the acquisition of Fission (see note 5).

In November and early December 2013, the Company issued 20,131,665 shares at a value of $21,760,000 (CAD$22,800,000) as part of the acquisition of a controlling interest in Rockgate (see note 5).

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2013, the Company estimates that it has spent its entire CAD$7,005,000 October 2012 flow-through share obligation. The Company renounced the income tax benefits of this issue to its subscribers in February 2013. In conjunction with the renunciation, the flow-through share premium liability related to this issue has been reversed and recognized as part of the deferred tax recovery (see note 17).

As at December 31, 2013, the Company estimates that it has spent CAD$2,851,000 of its CAD$14,950,000 May 2013 flow-through share obligation. The Company renounced the income tax benefits of this issue to its subscribers in February 2014.

As part of the Fission Arrangement, the Company has assumed the flow-through share obligation of Fission related to its CAD$6,000,000 December 2012 flow-through share issue, the majority of which was spent prior to the transaction closing date of April 26, 2013. As at December 31, 2013, the Company estimates that it has spent all of the required monies relating to this obligation.

19.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

(in thousands except share amounts)	Weighted Average Exercise Price Per Share (CAD$)	Number of Common Shares Issuable	Fair Value Amount
Balance outstanding at December 31, 2012	$—	—	$—
Warrants issued on acquisition of JNR (note 5)	2.05	272,290	17
Warrants assumed on acquisition of Fission (note 5)	0.84	1,500,854	827
Warrants exercised	0.85	(402,129)	(211)
Warrants expired	2.05	(272,290)	(17)

Balance outstanding at December 31, 2013	$0.84	1,098,725	$616

Balance of common shares issuable by warrant series:
JNR May 2012 series (1)	$2.05	—	$—
Fission November 2011 series (2)	1.09	—	—
Fission December 2012 series (3)	0.77	—	—
Fission January 2013 series (4)	0.84	1,098,725	616

Balance outstanding at December 31, 2013	$0.84	1,098,725	$616

(1)	The JNR May 2012 series had an effective exercise price of CAD$2.05 per issuable share and expired on November 1, 2013.
(2)	The Fission November 2011 series had an effective exercise price of CAD$1.09 per issuable share and expired on November 17, 2013.
(3)	The Fission December 2012 series had an effective exercise price of CAD$0.77 per issuable share and expires on December 21, 2014.
(4)	The Fission January 2013 series has an effective exercise price of CAD$0.84 per issuable share and expires on January 21, 2015.

20.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at December 31, 2013, an aggregate of 13,393,880 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding - beginning of period	7,013,765	$2.47
Issued on acquisition of JNR (note 5)	579,255	5.70
Issued on acquisition of Fission (note 5)	1,985,035	1.01
Granted	1,320,000	1.30
Exercised (1)	(134,972)	0.85
Forfeitures	(1,801,040)	2.41
Expiries	(530,905)	7.12

Stock options outstanding - end of period	8,431,138	$1.91

Stock options exercisable - end of period	6,583,638	$2.07

(1)	The weighted average share price at the date of exercise was CAD$1.24.

A summary of the Company’s stock options outstanding at December 31, 2013 is presented below:

Range of Exercise Prices per Share (CAD$)	Weighted Average Remaining Contractual Life (Years)	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding
$ 0.38 to $ 2.49	2.28	6,946,163	$1.52
$ 2.50 to $ 4.99	1.82	1,109,656	3.33
$ 5.00 to $ 5.67	2.23	375,319	5.06

Stock options outstanding - end of period	2.22	8,431,138	$1.91

Options outstanding at December 31, 2013 expire between January 2014 and March 2018.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted (excluding those granted pursuant to the JNR and Fission acquisitions – refer to note 5):

	2013		2012
Risk-free interest rate		1.29%	1.21% – 1.39%
Expected stock price volatility		60.2%	65.5% – 92.8%
Expected life		3.6 years	3.7 years
Estimated forfeiture rate (1)		4.6%	4.7%
Expected dividend yield		—	—
Fair value per share under options granted	CAD$	0.58	CAD$0.56 – CAD$0.97

(1)	The estimated forfeiture rate for 2012 excludes 2,404,250 stock options that were forfeited in the third quarter of 2012 due to the U.S. Mining Division transaction with EFR (see note 5).

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $903,000 for 2013 and $1,500,000 for 2012. At December 31, 2013, the Company had an additional $341,000 in stock-based compensation expense to be recognized periodically to March 2015.

21.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

(in thousands)	At December 31 2013	At December 31 2012
		Restated (note 3)
Cumulative foreign currency translation	$(7,880)	$11,062
Unamortized experience gain – post employment liability
Gross	206	206
Tax effect	(56)	(56)
Unrealized gains (losses) on investments
Gross	1	(285)

	$(7,729)	$10,927

22.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses from continuing operations are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2013	2012
Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(2,739)	$(5,674)
Milling, conversion expense	(72)	(72)
Less absorption:
-Stockpiles, mineral properties	1,203	2,278
Cost of services	(8,812)	(10,131)

Cost of goods and services sold	(10,420)	(13,599)
Reclamation asset amortization	(36)	(32)
Reclamation liability adjustments	1,645	(762)
Sales royalties and capital taxes	—	9

Operating expenses	$(8,811)	$(14,384)

The components of other income (expense) from continuing operations are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2013	2012
Gains (losses) on:
Foreign exchange	$17	$(2,526)
Disposal of property, plant and equipment	(12)	67
Investment impairments	(39)	(64)
Investment fair value through profit (loss)	(1,328)	523
Restructuring of GSJV (1)	—	(742)
Other	833	66

Other income (expense)	$(529)	$(2,676)

(1)	In March 2012, Denison acquired an additional 15% interest in the GSJV, from a prior participant, for cash consideration of $742,000 and the release of the prior participant’s share of unfunded GSJV obligations. This payment has been expensed in the statement of operations as Denison expects to transfer this additional interest to Mon-Atom as part of a restructuring plan associated with its Mongolian interests (see note 11).

The components of finance income (expense) from continuing operations are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2013	2012
Interest income	$392	$483
Interest expense	(3)	(7)
Accretion expense-reclamation obligations	(796)	(794)
Accretion expense-post-employment benefits	(125)	(132)

Finance income (expense)	$(532)	$(450)

A summary of depreciation expense recognized in the statement of income (loss) from continuing operations is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2013	2012
Operating expenses:
Mining, other development expense	$(283)	$(316)
Milling, conversion expense	(11)	(39)
Cost of services	(259)	(311)
Mineral property exploration	(174)	(96)
General and administrative	(69)	(86)

Depreciation expense - gross	$(796)	$(848)

A summary of employee benefits expense recognized in the statement of income (loss) for continuing operations is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2013	2012
Salaries and short-term employee benefits	$(9,272)	$(10,135)
Share-based compensation	(903)	(1,591)
Termination benefits	(474)	(1,054)

Employee benefits expense	$(10,649)	$(12,780)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2013	2012
Change in non-cash working capital items:
Trade and other receivables	$(1,720)	$9,449
Inventories	(187)	(14,025)
Prepaid expenses and other assets	(78)	1,314
Accounts payable and accrued liabilities	331	3,296
Post-employment benefits	(235)	(235)
Reclamation obligations	(877)	(797)
Deferred revenue	—	257

Change in non-cash working capital items	$(2,766)	$(741)

23.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and other customers and general corporate expenses not allocated to the other segments.

For the year ended December 31, 2013, business segment results from continuing operations were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	—	—	—	10,407	10,407

Expenses:
Operating expenses	649	—	(648)	(8,812)	(8,811)
Mineral property exploration	(12,019)	(550)	(1,113)	—	(13,682)
General and administrative	(5)	(788)	(1,022)	(6,352)	(8,167)
Impairment-mineral properties (note 11)	(934)	—	(46,165)	—	(47,099)

	(12,309)	(1,338)	(48,948)	(15,164)	(77,759)

Segment income (loss)	(12,309)	(1,338)	(48,948)	(4,757)	(67,352)

Revenues – supplemental:
Environmental services	—	—	—	8,763	8,763
Management fees and commissions	—	—	—	1,644	1,644

	—	—	—	10,407	10,407

Capital additions:
Property, plant and equipment	1,188	114	1,010	83	2,395

Long-lived assets:
Plant and equipment
Cost	87,328	396	2,613	3,984	94,321
Accumulated depreciation	(8,792)	(253)	(1,726)	(1,856)	(12,627)
Mineral properties	144,649	7,229	47,438	—	199,316
Intangibles	—	—	—	1,252	1,252

	223,185	7,372	48,325	3,380	282,262

For the year ended December 31, 2012, business segment results from continuing operations were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	—	—	—	11,127	11,127

Expenses:
Operating expenses	(4,175)	—	(78)	(10,131)	(14,384)
Mineral property exploration	(5,725)	(3,156)	(3,627)	—	(12,508)
General and administrative	—	(788)	(1,115)	(8,572)	(10,475)

	(9,900)	(3,944)	(4,820)	(18,703)	(37,367)

Segment income (loss)	(9,900)	(3,944)	(4,820)	(7,576)	(26,240)

Revenues – supplemental:
Environmental services	—	—	—	9,456	9,456
Management fees and commissions	—	—	—	1,671	1,671

	—	—	—	11,127	11,127

Capital additions: (1)
Property, plant and equipment	1,348	236	2,165	325	4,074

Long-lived assets:
Plant and equipment
Cost	93,104	600	1,217	4,426	99,347
Accumulated depreciation	(9,119)	(410)	(713)	(1,901)	(12,143)
Mineral properties	74,041	8,337	78,306	—	160,684
Intangibles	—	—	—	2,008	2,008

	158,026	8,527	78,810	4,533	249,896

(1)	In June 2012, the Company divested its U.S. Mining Division (see note 5). The capital additions amount reported above excludes $10,450,000 of capital additions attributable to the former U.S. mining segment.

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During 2013, four customers from the services and other segment accounted for approximately 87% of total revenues consisting of 50%, 16%, 11% and 10% individually. In 2012, three customers from the services and other segment accounted for approximately 86% of total revenues consisting of 46%, 25% and 15% individually.

24.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. On April 1, 2013, a new management services agreement was signed. Under the terms of the new agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The new management services agreement has a three-year term and may be terminated by either party upon the provision of 120 days written notice.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

The following transactions were incurred with UPC for the periods noted:

	Year Ended
	December 31	December 31
(in thousands)	2013	2012
Revenue:
Management fees	$1,644	$1,671

	$1,644	$1,671

At December 31, 2013, accounts receivable includes $148,000 (December 31, 2012: $143,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to EFR as part of the U.S. Mining Division transaction – see note 5 and 26) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2013, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 12.1%.

In April 2013, Denison acquired a 60% interest in Waterbury Lake Uranium Corporation and Waterbury Lake Limited Partnership as part of its acquisition of Fission. The other 40% interest in these entities is held by a consortium of investors of which KEPCO is the primary holder (see note 27).

Other

During 2013, the Company has incurred investor relations, administrative service fees and other expenses of $188,000 (2012: $75,000) with a company owned by the Chairman of the Company, and having a common President. At December 31, 2013, an amount of $nil (December 31, 2012: $nil) was due to this company.

During 2013, the Company has incurred legal fees of $1,634,000 (2012: $299,000) from a law firm of which a director of the Company is a partner. At December 31, 2013, an amount of $82,000 (December 31, 2012: $285,000) is due to this legal firm.

During 2013, the Company has incurred fees of $47,000 (2012: $52,000) for air chartered services from a company owned by the Chairman of the Company. At December 31, 2012, an amount of $nil (December 31, 2012: $nil) is due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended
	December 31	December 31
(in thousands)	2013	2012
Salaries and short-term employee benefits	$1,630	$1,614
Share-based compensation	577	1,127
Termination benefits	—	867

Key management personnel compensation	$2,207	$3,608

25.	CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash, cash equivalents, investments in debt instruments and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions via a system of cash call requests which are reviewed by the key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company manages its capital by review of the following measure:

	At December 31	At December 31
(in thousands)	2013	2012
Net cash:
Cash and cash equivalents	$21,786	$38,188
Investments in debt instruments (see note 5 and 9)	14,818	—
Debt obligations – current	(55)	(125)
Debt obligations – long term	(42)	(104)

Net cash	36,507	37,959

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)	Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, investments in debt instruments and restricted cash and investments represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2013	2012
Cash and cash equivalents	$21,786	$38,188
Trade and other receivables	4,148	2,638
Investments in debt instruments	14,818	—
Restricted cash and investments	2,299	2,254

	$43,051	$43,080

The Company limits cash and cash equivalents, investment in debt instruments and restricted cash and investment risk by dealing with credit worthy financial institutions.

The Company’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship with through its past dealings.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and its access to credit facilities, if required.

The maturities of the Company’s financial liabilities are as follows:

(in thousands)	Within 1 Year	1 to 5 Years
Accounts payable and accrued liabilities	$7,992	$—
Debt obligations (Note 15)	55	42

	$8,047	$42

(c)	Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures as its subsidiaries incur operating and capital costs denominated in local currencies. Foreign exchange risk also arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.

The impact of the U.S dollar strengthening at December 31, 2013 against the Company’s foreign currencies, with all other variables held constant, is as follows:

	Dec.31’2013	Sensitivity	Change in
	Foreign Ex-	Foreign Ex-	net income
(in thousands except foreign exchange rates)	Change Rate	Change Rate	(loss)
Currency risk
Canadian dollar (“CAD”)	0.9402	0.8462	$15,422
Mongolian tugrog (“MNT”)	1,614.99	1,776.49	(4,022)
West Africa French Franc (“CFA”)	476.64	524.31	(5,873)
Zambian kwacha (“ZMW”)	5.5685	6.1253	(4,564)

			$963

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)	Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2013:

	Change in	Change in
	net income	comprehensive
(in thousands)	(loss)	income (loss)
Equity price risk
10% increase in equity prices	$109	$111

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2013 and December 31, 2012:

			December 31	December 31,
	Financial	Fair	2013	2012
	Instrument	Value	Fair	Fair
(in thousands)	Category(1)	Hierarchy	Value	Value
Financial Assets:
Cash and equivalents	Category D		$21,786	$38,188
Trade and other receivables	Category D		4,148	2,638
Investments
Equity instruments	Category A	Level 1	1,106	2,332
Equity instruments	Category B	Level 1	17	511
Debt instruments	Category A	Level 1	14,818	—
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,299	2,254

			$44,174	$45,923

Financial Liabilities:
Account payable and accrued liabilities	Category E		7,992	4,878
Debt obligations	Category E		97	229

			$8,089	$5,107

(1)	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

26.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity. Both parties agreed to resolve the dispute via binding arbitration and arbitration hearings for this matter were held in November 2013. In January 2014 an arbitration order was issued in DUSA’s and Denison’s favour. The amount of damages which may be ultimately recoverable by the Company as a result of this ruling are not known at this time.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2013, the Company had outstanding letters of credit of $9,118,000 of which $9,118,000 is collateralized by a reduction in the Company’s line of credit limit available for general corporate purposes (see note 15).

Others

The Company has committed to payments under various operating leases and other commitments. Excluding spending amounts which may be required to maintain the Company’s mineral properties in good standing, the future minimum payments are as follows:

(in thousands)
2014	$369
2015	203
2016	98
2017	17
2018	—
2019 and thereafter	—

$687

27.	INTEREST IN OTHER ENTITIES

The significant entities and contractual interests in which Denison has a non-100% voting / participating interest at December 31, 2013 are listed below.

	Place		Denison	Denison
	Of	Entity	Voting	Participating	Accounting
	Business	Type (1)	Interest (2)	Interest (3)	Method (4)
Non-100% Owned Entities
Waterbury Lake Uranium Corp	Canada	JO-1	60.00%	60.00%	Proportionate Share
Waterbury Lake Uranium LP	Canada	JO-1	60.00%	60.00%	Proportionate Share
Pitchstone Namibia (Pty) Ltd	Namibia	SUB	73.60%	100.00%	Consolidation
Gurvan Saihan Joint Venture	Mongolia	SUB	85.00%	100.00%	Consolidation
Rockgate Capital Corp	Canada / Niger	SUB	89.72%	89.72%	Consolidation
Rockgate Mali SARL	Mali	SUB	89.72%	89.72%	Consolidation
Delta Exploration Mali SARL	Mali	SUB	89.72%	89.72%	Consolidation
Non-100% Owned Contractual Arrangements
McClean Joint Venture Agreement	Canada	JO-2	22.50%	22.50%	Proportionate Share
Midwest Joint Venture Agreement	Canada	JO-2	25.17%	25.17%	Proportionate Share
Wheeler River	Canada	JO-2	60.00%	60.00%	Proportionate Share
Wolly	Canada	JO-2	22.50%	22.50%	Proportionate Share

(1)	The Entity Type classifications are as follows: SUB=Subsidiary; JO-1=Joint Operations having joint control as defined by IFRS 11; and JO-2=Joint Operations not having joint control and beyond the scope of IFRS 11;
(2)	Voting Interest represents Denison’s percentage voting interest in the entity or contractual arrangement;
(3)	Participating interest represents Denison’s percentage funding contribution to the particular arrangement. This percentage can differ from equity interest in instances where other parties to the arrangement have carried interests in the arrangement; and
(4)	Proportionate share is where Denison accounts for its share of assets, liabilities, revenues and expenses of the arrangement in relation to its participating interest.

Pitchstone Namibia (Pty) Ltd (“Pitchstone Namibia”) was acquired by Denison as part of the Fission arrangement (see note 5). Pitchstone Namibia’s key asset is the Dome project. Denison’s participating interest is larger than its voting interest at this time due to its partner’s carried interest. Denison is currently funding 100% of the activities of this entity.

The Gurvan Saihan Joint Venture holds Denison’s key mineral property assets in Mongolia. Denison’s participating interest is larger than its voting interest at this time due to its partner’s carried interest (see note 11). Denison is currently funding 100% of the activities of this entity.

Rockgate Capital Corp, Rockgate Mali SARL and Delta Exploration Mali SARL were acquired by Denison as part of the Rockgate acquisition (see note 5). The results of these entities have been fully consolidated and a non-controlling interest of 10.28% has been recognized for the voting interest not owned by Denison. The Rockgate non-controlling interest was acquired by Denison in January 2014 (see note 28).

28.	SUBSEQUENT EVENTS

Acquisition of Rockgate Capital Corp

On January 17, 2014, pursuant to a plan of arrangement, Denison completed the acquisition of Rockgate by issuing an additional 2,312,622 common shares as consideration for the 10.38% non-controlling interest it had not previously acquired under its takeover bid (see note 5). The share consideration, plus some nominal plan of arrangement transaction costs, valued the non-controlling interest at $3,091,000. Denison now owns 100% of Rockgate and its subsidiaries.

Namibia – Dome Project – Rio Earn-In

On March 4, 2014, Rio issued notice to the Company that it intends to terminate its option to earn an interest in the Dome project in Namibia. Rio discontinued activities at the site at the end of February 2014.

Bank of Nova Scotia Credit Facility Renewal

On January 31, 2014, the Company’s revolving term credit facility matured and a new revolving letter of credit facility was put in place. The new facility, also with the Bank of Nova Scotia, has a maturity date of January 31, 2015 and allows for credit to be extended to the Company for up to CAD $15,000,000. Use of the facility is restricted to non-financial letters of credit in support of reclamation obligations.

The new facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000. Security provided to the bank under the new facility is the same as that under the old facility.

The new facility is subject to reduced non-financial letter of credit and standby fees of 2.00% and 0.75% respectively.

Corporate Information

BOARD OF DIRECTORS	OFFICES	STOCK EXCHANGE LISTINGS
John H. Craig	Head Office	The Toronto Stock Exchange (TSX)
Ontario, Canada	Denison Mines Corp.	Trading Symbol: DML
W. Robert Dengler	Atrium on Bay	NYSE MKT LLC
Ontario, Canada	595 Bay Street, Suite 402	Trading Symbol: DNN
Brian D. Edgar	Toronto, Ontario M5G 2C2
British Columbia, Canada	Telephone: 416-979-1991	SHARE REGISTRAR AND
Ron F. Hochstein	Facsimile: 416-979-5893	TRANSFER AGENT
British Columbia, Canada	Website: www.denisonmines.com	Computershare Investor Services Inc.
Tae hwan Kim		100 University Avenue, 9th Floor
Seoul, Korea	Denison Mines Corp.	Toronto, Ontario M5J 2Y1
Lukas H. Lundin	885 West Georgia Street, Suite 2000	Telephone: 1-800-564-6253
Vaud, Switzerland	Vancouver, British Columbia V6C 3E8
William A. Rand	Telephone: 604-689-7842
British Columbia, Canada	Toll Free: 1-888-689-7842	AUDITOR
Catherine J.G. Stefan	Facsimile: 604-689-4250	PricewaterhouseCoopers LLP
Ontario, Canada		PwC Tower
	Denison Mines Corp.	18 York Street, Suite 2600
	230 – 22nd Street East, Suite 200	Toronto, Ontario M5J 0B2
	Saskatoon, Saskatchewan S7K 0E9	Telephone: 416-863-1133
Telephone: 306-652-8200
OFFICERS	Facsimile: 306-652-8202	ADDITIONAL INFORMATION
Lukas H. Lundin		Further information about Denison
Chairman	Denison Environmental Services	is available by contacting Investor
Ron F. Hochstein	1 Horne Walk, Suite 200	Relations at the head office listed
President and	Elliot Lake, Ontario P5A 2A5	above or by email to:
Chief Executive Officer	Telephone: 705-848-9191	info@denisonmines.com
David D. Cates	Facsimile: 705-848-5814
Vice President Finance & Tax,	Website: www.denisonenvironmental.com
Chief Financial Officer
Steve Blower	Denison Services USA Corp.
Vice President, Exploration	445 Union Blvd., Suite 121
Terry V. Wetz	Lakewood CO USA 80228
Vice President, Project Development	Telephone: 303-658-0775
Michael J. Schoonderwoerd
Vice President Controller	Denison Mines Mongolia XXK
Sheila Colman	Str. Olympia 8, Shuren Building
Canadian Counsel	Sukhbaatar District
& Corporate Secretary	Ulaanbaatar 13, Mongolia
Telephone: 976-11-330502
Facsimile: 976-11-318660

Denison Mines Zambia Limited
53 Zambezi Road
Roma, Lusaka, Zambia
Telephone: 260-21-1-294-292
Facsimile: 260-21-1-294-296

Denison Mines Corp.

Atrium on Bay

595 Bay Street Suite 402

Toronto ON M5G 2C2

T 416 979 1991 F 416 979 5893

www.denisonmines.com

TSX: DML

NYSE MKT: DNN